UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Strong Investment Proposition
Financial Highlights
Letter to Shareholders
EXFO at a Glance
Management’s Discussion and Analysis
Management’s Reports
Report of Independent Auditors
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Board of Directors
Management and Corporate Officers
Corporate Governance Practices
Other Financial Information
Shareholder Information
Glossary
Worldwide Offices

In November 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited consolidated financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2008.

The annual report containing the Corporation’s annual audited consolidated financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2008, are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 13, 2008

ANNUAL REPORT
2008

ENABLING NEXT-GENERATION IP NETWORKS

EXFO
EXPERTISE REACHING OUT

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors, including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business and to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

TRADEMARKS AND LOGOS
EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols ® or ™ affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

STRONG INVESTMENT PROPOSITION
FIVE GOOD REASONS TO INVEST IN EXFO

1	EXCELLENT TRACK RECORD OF SALES GROWTH • Sales CAGR of 24.3% in last five years and 19.3% in last 10 years • Growing sales more than twice the industry growth rate
2
WELL POSITIONED FOR KEY GROWTH DRIVERS
•    Migration toward next-generation, IP-based networks
•    Fiber deployments driven by tremendous growth in telecom bandwidth requirements
•    Deployment of triple-play services (voice, data and video) in access networks

3	HISTORY OF INCREASING EBITDA* MARGIN • Increased EBITDA margin from -1.1% in 2004 to 11.2% in 2008 despite headwind from Canadian dollar • Raised gross margin in each of the last six years
4	SOLID BALANCE SHEET • Cash position of $87.5 million and no debt (as of August 31, 2008)
5	EXPERIENCED AND DISCIPLINED MANAGEMENT TEAM • Average of 7.5 years of experience at EXFO and 20 years in the telecom industry

* Please refer to page 92 of this Annual Report for a reconciliation of EBITDA to GAAP net earnings (loss).

FINANCIAL HIGHLIGHTS
(in thousands of US dollars, except per share data)

Consolidated Statements of Earnings Data	2008	2007	2006	2005		2004
Sales	$183,790	$152,934	$128,253	$97,216		$74,630
Gross margin	$108,166	$87,798	$70,978	$53,157		$40,074
	58.9%	57.4%	55.3%	54.7%		53.7%
Selling and administrative	$61,153	$49,580	$40,298	$31,782		$25,890
	33.3%	32.4%	31.4%	32.7%		34.7%
Net research and development	$26,867	$16,668	$15,404	$12,190		$12,390
	14.6%	10.9%	12.0%	12.5%		16.6%
Earnings (loss) from operations	$11,983	$16,782	$8,062	$(199)		$(10,570)
	6.5%	11.0%	6.3%	(0.2	) %	(14.1)%
Net earnings (loss)	$18,424	$42,275	$8,135	$(1,634)		$(8,424)
See note (1) below for selected information included in net earnings (loss)	10.0%	27.6%	6.3%	(1.7	) %	(11.3	) %
Basic and diluted net earnings (loss) per share	$0.27	$0.61	$0.12	$(0.02)		$(0.13)
EBITDA * (unaudited)	$20,588	$22,580	$15,384	$7,557		$(833)
	11.2%	14.8%	12.0%	7.8%		(1.1	) %

(1)Unaudited Other Selected Information Included in Net Earnings (Loss)
R&D tax credits write-off (recovery)	$–	$(3,162)	$–	$–		$–
After-tax amortization of intangible assets	$2,956	$2,864	$4,394	$4,836		$5,080
Impairment of long-lived assets and goodwill	$–	$–	$604	$–		$620
Government grants	$–	$(1,079)	$(1,307)	$–		$–
Restructuring and other charges	$–	$–	$–	$292		$1,729
Stock-based compensation costs	$1,272	$981	$1,032	$963		$449
Future income tax recovery	$(5,324)	$(24,566)	$–	$–		$–
Extraordinary gain	$3,036	$–	$–	$–		$–

Consolidated Balance Sheets Data
Cash and short-term investments	$87,540	$129,758	$111,290	$112,002		$89,128
Working capital	$144,604	$180,440	$143,985	$135,288		$115,141
Total assets	$293,066	$279,138	$219,159	$190,957		$172,791
Long-term debt (excluding current portion)	$–	$–	$354	$198		$332
Shareholders’ equity	$259,515	$250,165	$196,234	$173,400		$157,327

* Please refer to page 92 of this Annual Report for a reconciliation of EBITDA to GAAP net earnings (loss).

INVESTING IN OUR VISION OF THE FUTURE

GERMAIN LAMONDE
Chairman, President and Chief Executive Officer

Fiscal 2008 proved to be a year of great transformation, as we made a number of vital changes to maximize mid- and long-term value. We acquired Navtel Communications and Brix Networks to build EXFO into a leader in next-generation, IP testing and service assurance. We opened our high-volume, low complexity manufacturing center in Shenzhen, China, and bolstered our software development team in Pune, India, to extend our global reach and deliver the most innovative products in the industry. We accelerated our sales, marketing and branding efforts, especially among key focus accounts and Tier-1 countries, to expand our coverage and long-term growth perspectives.

These initiatives, among several others implemented in the last few years, helped increase our sales by 20.2% year-over-year to a record high of $183.8 million in fiscal 2008. In the last five years, our sales CAGR stands at 24.3% and at 19.3% over the last ten years—which includes the telecom downturn. Most investors are well aware that EXFO has gained market share and grown substantially faster than the industry every single year since the company began operations in my apartment in 1985. Few realize, however, that we have increased EBITDA faster than sales in four of the last five years. In fact, we increased our EBITDA margin from -1.1% in fiscal 2004 to 14.8% in 2007 (or 12.0% excluding unusual R&D tax credits and government grant recovery) despite a severe headwind from the Canadian dollar. And there’s further room for expansion within our long-term growth strategy.

In fiscal 2008, our EBITDA margin slightly dropped to 11.2% due to the short-term impact of the Brix Networks acquisition and the opening of our manufacturing center in China.  Both of these strategic actions should deliver considerable long-term benefits. The Brix acquisition should be neutral-to- positive to earnings (excluding after-tax amortization of intangible assets and stock-based compensations costs) in fiscal 2009 and accretive thereafter. The manufacturing facility in China, meanwhile, should be accretive in 2009 and is expected to deliver additional cost-savings in subsequent years.

STRENGTHENING OUR NEXT-GENERATION TEST OFFERING

We acquired Navtel Communications and Brix Networks in 2008 due to their excellent fit with our long-term growth strategy. Navtel provides EXFO with the most advanced and scalable test solution for IMS network elements—IMS is a fundamental architecture leading to seamless wireline and wireless interoperability for quadruple-play deployments. Navtel’s products target the front-end of the technology lifecycle for network equipment manufacturers (NEMs) and network service provider (NSP) labs.

Brix Networks, the technology leader in VoIP, data and IPTV service assurance solutions, comes at the tail-end of the technology lifecycle,  where NSPs—EXFO’s main end-customers—need to monitor the quality of service and quality of experience of their networks in real time. Due to the less predictable nature of next-generation IP networks, it’s imperative for NSPs to correlate a wide range of data mined from the core, metro and edge in order to ensure network optimization and avoid customer churn.

Given their technology leadership, these two companies have considerably enhanced EXFO’s position for testing and monitoring next-generation, IP networks. They nicely complement our high-growth Transport and Datacom offering and provide us with good potential to leverage key technologies across these three segments within our newly defined Protocol business unit. Navtel’s direct focus on NEMs and NSP labs also provides us with an earlier look at critical telecom technologies being deployed. EXFO’s strong market presence with NSPs, meanwhile, opens new doors for Brix’s service assurance solutions. Looking ahead to fiscal 2009, we expect that the aggregate of our Protocol businesses will account for about one-third of our total revenue.

FISCAL 2008 PERFORMANCE HIGHLIGHTS

Clearly, we initiated a number of changes in 2008 with a long-term horizon in mind, but progress was made on several fronts that are noteworthy:

•	Increased annual sales 20.2% to a record high of $183.8 million, including 24.0% growth in our Telecom Division;

•	Improved Optical sales 12.7% year-over-year to $115.1 million (we own an estimated 28% of the global portable optical test market);

•	Bolstered Protocol sales 97.4% year-over-year to $33.7 million (including a partial revenue contribution of $5.4 million from the Navtel and Brix acquisitions);

•	Increased annual sales 12.8% in the Americas, 26.3% in EMEA and 40.1% in Asia-Pacific;

•
Diversified our customer base with the largest account representing 7.4% of sales in fiscal 2008 compared to 14.7% in 2007 (excluding sales to this customer, our Telecom Division sales would have increased 37.7% year-over-year, and sales to the U.S. would have improved 28.7% year-over-year);

•	Raised gross margin for a sixth consecutive year to reach 58.9%, despite a severe headwind from the Canadian dollar; and

•	Launched 27 new products in fiscal 2008, versus 20 in 2007, and derived 34.6% of sales from new products (on the market two years or less).

From this list of accomplishments, I would like to draw your attention to our gross margin profile. We raised our gross margin to 58.9% in 2008 largely on the strength of our software-intensive Protocol business, which increased 97.4% year-over-year in 2008 and posted a 74.4% CAGR (64.5% organically) over the last three years. We anticipate that our higher-margin Protocol solutions will remain a key growth driver for several years to come, since it will require time for NSPs worldwide to migrate their legacy, point-to-point TDM networks to next-generation, IP-based architectures.

Even if network operators closely scrutinize their capital expenditures amidst a challenging macro-economic environment, we believe it will merely accelerate the fundamental shift in their capital spending budgets from legacy to next-gen, IP networking as the latter maximizes revenue-generating services and reduces operating costs.

That being said, we have a number of reasons to believe our gross margin will keep climbing in the next three years. Our Protocol business, including Navtel and Brix, generates gross margins 10-20% higher than our corporate rate. Our manufacturing plant in China should lower our cost of goods sold following a full year of operation. Within the next three years, we expect that 50% of our sales volume will come from our plant in China. As well, our strong new-product pipeline enables us to derive more than one-third of our sales from new, higher-margin products. Clearly, there’s leverage in our operating model, especially with our gross margin, while R&D and SG&A expenses are expected to slightly increase in order to deliver on the higher-margin potential of Navtel and Brix. The net impact on our EBITDA margin should be incrementally positive in the next three years.

THREE-YEAR STRATEGY

I would now like to share with you highlights of our long-term strategy, so that you have a better idea of where we’re headed and what we’re trying to accomplish. Our vision is to become a strong market leader in the global telecom test and service assurance industry—offering market-driven solutions mainly for NSPs and increasingly covering the service and application layers of the network infrastructure—to enable triple-play services and next-generation, converged IP networking.

We do not intend to become a one-stop shop for our customers, but rather continue to be a strong player in selected, high-growth and synergistic markets. We will follow this roadmap by offering best-in-class solutions that anticipate market needs, while focusing on the highest level of customer satisfaction.

To achieve our long-term vision, we plan to expand our leadership position in the portable Optical segment, while growing our Protocol business even faster to surpass the Optical segment in terms of sales. This plan is based first and foremost on organic growth, but it will be supported by strategic acquisitions of small to mid-size companies with best-in-class technologies in nascent, high-growth markets that are complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

Following our habit of benchmarking performance, we have established three corporate performance objectives to measure the success of our three-year plan:

THREE-YEAR CORPORATE PERFORMANCE GOALS
Objective	Metric
Increase sales significantly faster than the industry growth rate	20% CAGR
Grow EBITDA (in dollars) faster than sales	>20% CAGR
Continue raising gross margin	62%

These long-term objectives will guide our actions in the coming years as we’re committed to maximizing shareholder value. For a review of our fiscal 2008 corporate performance results, please consult our MD&A. Hopefully, this new information will draw attention to EXFO’s long-term potential and offer investors a more complete picture of our investment proposition.

WRAP-UP

I would like to thank our Board of Directors for its wise counsel in 2008, especially Michael Unger who passed away during the year. Mike had a distinguished career at Nortel Networks. He also proved to be an invaluable strategic advisor during his eight-year tenure on our Board. On behalf of the entire EXFO organization, I would like to extend our deepest sympathies to the Unger family.

Heartfelt thanks go out to our growing employee base, especially our newest members from Navtel and Brix, who are fully committed to winning market share—one order and one customer at a time. As well, many thanks to our customers for their trust and business over the years; everyone at EXFO is driven to ensure their utmost satisfaction. I would also like to thank you, our shareholders, for your continued support despite the turmoil in the financial markets. Without everyone’s commitment, trust and support, EXFO dare not envision such a bold three-year strategic plan.

Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and Chief Executive Officer
October 15, 2008

EXFO AT A GLANCE

CORPORATE SNAPSHOT
•	Leading supplier of test and monitoring solutions in the global telecom industry for the past 23 years
•
Telecom Division provides a wide range of innovative test and service assurance solutions extending across the full technology lifecycle—from design to technology deployment and onto service assurance—and covering all layers of the network infrastructure to enable triple-play services and next-generation, converged IP networking

•	Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors

PLACE IN TELECOM SUPPLY CHAIN
•	Helping network service providers (NSPs) and network equipment manufacturers (NEMs) ensure their networks are up and running at full capacity throughout the technology lifecycle

KEY DIFFERENTIATORS
•	Market-driven innovation process delivers superior products in terms of quality, functionality and ease of use
•	Close customer relationships and diligent after-sales support allows us to expand our presence within accounts
•	Modular platform strategy enables customers to future-proof their investments, while we leverage our solutions across several business segments

GLOBAL REACH
•	Test and service assurance solutions offered to customers in 95 countries worldwide
•	Direct sales channels in 15 countries and distributors in 80 other countries
•	Five R&D centers: Quebec City, Montreal and Toronto in Canada; Boston in the U.S.; and Pune in India
•	Two telecom manufacturing facilities: Shenzhen, China, and Quebec City, Canada
•	Three main service centers: Quebec City, Canada; Southampton, UK, and Beijing, China, plus a series of regional service centers

HANDS-ON OWNERSHIP
•	EXFO was cofounded by Germain Lamonde in 1985
•	Highly profitable private company, never required venture capital
•	EXFO went public in June 2000
•	As Chairman of the Board, President and CEO, Mr. Lamonde holds a majority interest—in full alignment with shareholder interests

MAIN OPPORTUNITIES
•	Bandwidth requirements driving need for test and service assurance solutions
•	IP convergence accelerating deployment of next-generation networks
•	Acquisitions of Navtel Communications and Brix Networks enabling strong growth and technology leverage

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2006, 2007 and 2008 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 19 to our consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars.

The following discussion and analysis of financial condition and results of operations is dated November 3, 2008.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The basic fundamentals of the global telecom industry remain solid for the moment. However, it is still unknown what impacts the current financial crisis might have on the global economy particularly in the United States, where a severe economic slowdown could potentially reduce investments and affect other parts of the world. The main fundamental telecom drivers are based upon exponential growth in bandwidth demand, as well as on the intense competition between telecom operators (telcos) and cable companies (cablecos), who are pushing massive investments in Internet protocol (IP) converged next-generation networks to capitalize on significant operational efficiencies and service revenues.

Global Internet bandwidth demand is growing very rapidly, thanks to a wide range of applications like video, webgaming, etc. TeleGeography Research has estimated its compound annual growth rate (CAGR) at 54% from 2004 to 2008. This trend is likely to remain steady in the years to come, with the upcoming deployments of Internet protocol television (IPTV), high-definition Internet protocol television (HD-IPTV) and increased online video streaming, since these applications, among others, will consume a colossal amount of additional bandwidth. As a result, telcos and cablecos are investing substantially in their access networks in order to provide differentiated, revenue-generating services to attract and retain consumers, who are increasingly relying on broadband network services for their work, entertainment and everyday activities. From a telco perspective, it is now clear that fiber-to-the-home (FTTH) will become the access network architecture of choice, which will allow them to meet heightened bandwidth requirements and future-proof their access networks, as residential bandwidth requirements are growing from the 1 to 5 Mbit/s (megabits per second) of the past to the 30 to 100 Mbit/s required in the long-term to assure multiple HD-IPTV channels, online gaming, high-speed content-rich Internet, VoIP (voice-over-Internet protocol) telephony and a myriad of other IP-based applications. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also keep expanding in the short term, since they are less-expensive methods to increase bandwidth and can be mass-deployed faster.

These investment decisions are applicable not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as long-term operating costs are less than FTTC and FTTN. It is important to mention that the cost of deploying FTTH has largely fallen over the last three years as volume increased and deployment tools, like those we offer, are making the task increasingly simple and efficient. We are only at the early stages of fiber deployments in access networks, both in the Americas and around the world. It is also worth noting that Western Europe and even China have become increasingly committed to deploying FTTH networks, given their high population density.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies; for example, 43 Gbit/s (gigabits per second) SONET/SDH is now seeing early deployments and becoming mainstream, while the upcoming 100 Gbit/s Ethernet is in early field trials. The deployment of these solutions is expected to be significantly more economical, especially if trenches need to be dug in order to deploy new fiber in metro or long-distance routes.

As telecommunication networks are being transformed to provide IP-based voice, video and data capabilities, legacy SONET/SDH standards, which were first established in the mid-1980s and implemented until 2005, do not have the payload flexibility to seamlessly and efficiently mix and transport video with voice and data. These networks will not be capable of efficiently carrying these emerging IP-based services as they are designed for public switched telephone network (PSTN), point-to-point voice transmission only. As a result, with new SONET/SDH standards, which are part of what the industry is calling next-gen networks, telco operators are increasingly turning to next-generation, IP-based networks to allow for more flexible and efficient transport of applications and services, and to offer customers higher-margin triple-play services―and even quadruple-play services―as wireline and wireless technologies become increasingly interconnected. Finally, as subscribers of these new services reach a critical mass, telcos are relying on service assurance solutions to ensure that the quality of service (QoS) and quality of experience (QoE) demanded by users are optimal in the post-deployment phase.

These market dynamics positively affected telecom test and monitoring suppliers in fiscal 2008; however, deteriorating macro-economic conditions in the United States could instigate a slowdown in capital spending among customers, which would necessarily reduce demand for our test and monitoring solutions.

COMPANY OVERVIEW

EXFO is a leading provider of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents more than 85% of our business, offers a wide range of innovative solutions extending across the full technology lifecycle― from design to technology deployment and onto service assurance―and covering all the layers of a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

We were founded in 1985 in Quebec City, Canada. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities of optical component manufacturers and system vendors.

Over the past several years, we have enhanced our competitive position through acquisitions of protocol, copper/xDSL and service assurance test businesses.

In April 2008, we acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.), for a cash consideration of $29.7 million, plus a contingent cash consideration of up to a maximum of $7.5 million, based on booking levels exceeding $16 million up to $40 million in the 12 months following the closing of the deal. Brix Networks, a privately held company located in the Boston (MA) area, offers VoIP and IPTV service assurance solutions across the three areas most affecting the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience). Brix Networks’ service assurance solutions are mainly designed for network service providers (NSPs) and large enterprises.

In March 2008, we acquired all issued and outstanding shares of Navtel Communications Inc., for a cash consideration of $11.3 million. Navtel Communications, a privately held company in Toronto, Canada, is a leading provider of Internet protocol multimedia subsystem (IMS) and VoIP test solutions for network equipment manufacturers (NEMs) and NSP labs. Navtel Communications specializes in testing next-generation IP networks that are increasingly combining wireline and wireless technologies. Subsequent to the acquisition, Navtel Communications was merged into the parent company.

In fiscal 2008, we opened our own telecom manufacturing facilities in Shenzhen, China. We now have two main manufacturing sites for our Telecom Division and one plant for our Life Sciences Division. Over time, low-volume, high-complexity telecom products will be manufactured in Quebec City, whereas high-volume, low-complexity telecom products will be manufactured in Shenzhen.

In fiscal 2008, we accelerated the deployment of a software development center in Pune, India, to supplement the research and development capabilities of our labs in Boston, Toronto, Montreal and Quebec City. This will enable us to benefit from the wealth of IP expertise in India, to accelerate product development―especially for our software-intensive protocol test solutions―to take advantage of a lower cost structure.

In January 2006, we acquired substantially all the assets of Consultronics Limited, (now merged with the parent company) a leading supplier of test equipment for copper-based broadband access networks, for a total cash consideration of $19.1 million. Above and beyond copper/xDSL test solutions, Consultronics had a rich product portfolio for testing next-generation technologies, such as IPTV and VoIP, which are critical for NSPs in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. This acquisition was a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it complemented our market leadership in the optical FTTx test market.

In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc. and now merged with the parent company), a supplier of protocol-testing and optical-network performance management equipment for NSPs. This transaction enabled us to combine optical and protocol test modules inside a single field-portable test platform in order to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of gnubi communications, L.P., a supplier of multichannel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions―which were consolidated in Montreal, Canada, in fiscal 2004―enabled us to more than double our addressable market, as we expanded from optical testing to protocol testing applications, and to offer a more complete line of test solutions to our customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business, and the remaining operations of EXFO Burleigh have mostly been consolidated with those of EXFO Photonic Solutions in Toronto, Canada.

We launched 27 new products in fiscal 2008, including seven in the fourth quarter, compared to 20 in fiscal 2007. Key product introductions in fiscal 2008 included among others a multiservice, multimedium modular handheld platform for characterizing and troubleshooting access networks (AXS-200 SharpTESTER) with related copper access, protocol and optical test modules; a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer); a 40/43 Gbit/s SONET/SDH field-test solution (FTB-8140 Transport Blazer) for high-speed optical networks; an all-in-one chromatic dispersion (CD) and polarization mode dispersion (PMD) analyzer (FTB-5700 Single-Ended Dispersion Analyzer) that requires only one technician to characterize a link from a single end; a triple-play test set (AXS-200/630 VDSL, ADSL2+ and IP Triple-Play Test Set) for the deployment and troubleshooting of ADSL2+/VDSL2 networks; and the advanced IQS-600 Integrated Qualification System, a next-generation, modular test platform for R&D and manufacturing applications. Following the year-end, we introduced an enhanced version of Navtel’s InterWatch platform that simulates up to 256,000 unique IPv6 subscriber addresses per chassis, and new software features on the Transport Blazer test modules for characterizing 40G/43G SONET/SDH networks. Sales from products that have been on the market two years or less accounted for 34.6% for the fiscal year, while our published goal is 30%.

Overall for fiscal 2008, we increased sales 20.2% to $183.8 million from $152.9 million in 2007. Global sales for fiscal 2008 included $5.4 million from newly acquired Brix Networks and Navtel Communications since their acquisitions in the third quarter of 2008. GAAP net earnings reached $18.4 million, or $0.27 per diluted share, including $5.3 million for the recognition of previously unrecognized future income tax assets in the United States, $2.7 million for income tax recovery following the review of our tax strategy related to recently substantively enacted income tax rates in Canada, $1.5 million of income tax expense to account for the recently substantively enacted income tax rate on our future income tax assets in Canada, an extraordinary gain of $3.0 million related to the negative goodwill on the Navtel acquisition, as well as $3.0 million in after-tax amortization of intangible assets and $1.3 million in stock-based compensation costs. In 2007, GAAP net earnings reached $42.3 million, or $0.61 per diluted share, including $24.6 million in recognition of previously unrecognized future income taxes, $3.2 million in recognition of previously unrecognized research and development tax credits, $2.9 million in amortization of intangible assets, $1.1 million from a government grant recovery and $1.0 million in stock-based compensation costs.

In fiscal 2008, we faced a substantial and sudden increase in the value of the Canadian dollar versus the US dollar. The average value of the Canadian dollar increased 11.4% in fiscal 2008, compared to the same period last year. Given that most of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected.

On November 5, 2007, the Board of Directors approved a share repurchase program, by way of normal course issuer bid on the open market, up to 9.9% of our public float (as defined by the Toronto Stock Exchange), or 2.9 million of subordinate voting shares, at the prevailing market price. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. All shares repurchased under the bid were cancelled. We redeemed 1,9 million subordinate voting shares for a total consideration of $8.5 million under that program.

On November 6, 2008, the Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.7 million subordinate voting shares, at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commences on November 10, 2008, and will end on November 9, 2009, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

On November 10, 2008, the Board of Directors approved a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8.8 million subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on December 16, 2008, unless withdrawn, extended or varied. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.

Upon the approval of the Offer, we suspended the normal course issuer bid referred to above, until 20 business days following the expiration of the Offer.

Sales

We sell our products to a diversified customer base in approximately 95 countries through our direct sales force and channel partners like sales representatives and distributors. Most of our sales are denominated in US dollars and Euros.

In fiscal 2008, no customer accounted for more than 10% of our global sales, with our top customer representing 7.4% of our global sales. In fiscal 2006 and 2007, our top customer accounted for 13.8% and 14.7% of global sales, respectively. The significant sales concentration with this Tier-1 carrier in fiscal 2006 and 2007 was largely due to our leadership position in the FTTx test market and the fact that we benefited from aggressive FTTH rollouts from this customer. This sales concentration significantly decreased in fiscal 2008. However, we do not believe that we have lost market share with this particular customer in fiscal 2008 as the sales level with this customer may fluctuate year-over-year, based on the amount of budget available, the allocation of such budget and the timing and scope of projects. It should also be noted that over the last three years, we significantly increased our business with several other accounts around the globe. Although we maintained our leadership position with this customer, we just reduced our customer concentration to a lower level with this customer while increasing our penetration with other accounts.

We believe that we have a vast array of products, a diversified customer base, and good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

Strategic Objectives for Fiscal 2008

In our fiscal 2007 Annual Report, we established three strategic objectives for fiscal 2008. We planned to increase sales through market-share gains, maximize profitability and focus on innovation. The following section reviews our strategic objectives for fiscal 2008 and the results achieved for each of these objectives.

Increase sales through market-share gains

We increased our annual sales 20.2% to $183.8 million in fiscal 2008, while our corporate metric for the fiscal year was 20%. In fiscal 2008, our Telecom Division generated a sales growth of 24.0% year-over-year, including 97.4% growth for our protocol test business. It should be noted that Brix Networks and Navtel Communications, which were acquired in the third quarter of 2008, contributed $5.4 million to our protocol test sales in 2008. We also expanded our international presence in Europe, Middle-East and Africa (26.3% sales growth year-over-year) and in the Asia-Pacific region (40.1% sales growth year-over-year). On the other hand, sales from our copper access test business (3.9% decrease year-over-year), optical test business (12.7% growth year-over-year) as well as in the Americas region (12.8% growth year-over-year) fell short of our plans. With regard to the modest growth in our optical test business and Americas region, it is largely attributable to reduced spending by our top customer in fiscal 2008, compared to 2007. We do not believe that we lost market share with this customer, but this Tier-1 network service provider reduced its capital expenditures in fiscal 2008. The decline in our copper access business is mainly due to the fact that we integrated Consultronics’ products into a new modular platform (AXS-200 SharpTESTER) in fiscal 2008, and we anticipate returning to a growth mode in 2009.

Maximize profitability

We generated GAAP earnings from operations of 6.5% in fiscal 2008, while our published metric was 8%. Our GAAP earnings from operations in fiscal 2008 included the negative contribution from newly acquired Brix Networks and Navtel Communications, which was not initially forecasted in our corporate metric. Excluding the negative contribution from these acquisitions, our earnings from operations would have been above 8%.

Focus on innovation

Sales from new products (on the market two years or less) accounted for 34.6% of total sales in 2008, compared to our stated goal of 30%.

Three-year Strategic Objectives

Our goal is to become a strong market leader in the global telecom test and service assurance industry―offering market-driven solutions mainly to NSPs and increasingly covering the service and application layers on a network infrastructure―to enable triple-play services and next-generation, converged IP networking.

To achieve our long-term vision, we plan to expand our leadership position in the portable optical segment, while growing our protocol business even faster to surpass optical in terms of sales. This plan is based first and foremost on organic growth, but it will be supported by strategic acquisitions of small to mid-size companies with best-of-class technologies in nascent, high-growth markets complementary to EXFO’s. We also intend to improve our competitive position through strategic alliances and partnerships.

Following our habit of benchmarking performance, we have established three corporate performance objectives to gauge the success of our overall plan over the next three years:

o	Increase sales significantly faster than the industry growth rate (20% CAGR)
o	Grow EBITDA* in dollars faster than sales (>20% CAGR)
o	Continue raising gross margin (62%)

*	EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets and extraordinary gain.

These three-year objectives will guide our actions in upcoming years as we are committed to maximizing shareholder value. They are meant to replace the performance goals that we have been providing on an annual basis. Hopefully, this new information will draw attention to our long-term potential and offer investors a more complete picture of our investment proposition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments,  the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance of future income tax assets, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue recognition. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery) and no (or infrequent) software upgrades or enhancements are provided.

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed or determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Allowance for doubtful accounts. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Reserve for excess and obsolete inventories. We state our inventories at the lower of cost, determined on an average cost basis, and replacement cost or net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and development tax credits and government grants. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities or the sponsors of the grant programs have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a significant part of our research and development tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made.

Impairment of long-lived assets and goodwill. We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset, or a group of assets, is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset or the group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. We assess fair value of long-lived assets based on discounted future cash flows.

We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting-unit level using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

Future income taxes. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carryforward of unused tax losses and deductions, using substantively enacted income tax rates for the years in which the assets are expected to be realized or the liabilities to be settled. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of our future income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

Stock-based compensation costs. We account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the expected volatility of our shares, the expected life of the awards and the forfeiture rate.

Adopted in fiscal 2008

On September 1, 2007, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively, while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, we classified our financial instruments as follows:

Cash

Cash is classified as a financial asset held for trading and is carried at fair value in the balance sheet, and any changes in its fair value are reflected in the statements of earnings.

Short-term investments

We elected to classify our short-term investments as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as of August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Accounts receivable

Accounts receivable are classified as loans and receivable. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to nominal amount due to their short-term maturity.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at amortized cost, using the effective interest rate method. For us, that value corresponds to nominal amount as a result of their short-term maturity.

Forward exchange contracts

Our forward exchange contracts, which qualify for hedge accounting, are used to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet with changes in their fair value being reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as of August 31, 2007, in the amount of $1.9 million, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of our consolidated financial statements in US dollars (our reporting currency), has been reclassified to be presented as a component of accumulated other comprehensive income for all years presented.

Transition

We elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, we adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. The adoption of this section had no effects on our consolidated financial statements for the year ended August 31, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. We will adopt these new standards on September 1, 2008, and are currently assessing the disclosure effects these new standards will have on our consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. We will adopt this new standard on September 1, 2008, and its adoption will have no significant effect on our consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation”, to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. We will adopt these amendments on September 1, 2008, and their adoption will have no effect on our consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. We will adopt this new standard on September 1, 2009, and have not yet determined the effects its adoption will have on our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

Consolidated statements of earnings data:	2008	2007	2006	2008	2007	2006
Sales	$183,790	$152,934	$128,253	100.0%	100.0%	100.0%
Cost of sales (1)	75,624	65,136	57,275	41.1	42.6	44.7
Gross margin	108,166	87,798	70,978	58.9	57.4	55.3
Operating expenses
Selling and administrative	61,153	49,580	40,298	33.3	32.4	31.4
Net research and development (2)	26,867	16,668	15,404	14.6	10.9	12.0
Amortization of property, plant and equipment	4,292	2,983	3,523	2.4	1.9	2.7
Amortization of intangible assets	3,871	2,864	4,394	2.1	1.9	3.4
Impairment of long-lived assets	−	−	604	−	−	0.5
Government grants	−	(1,079)	(1,307)	−	(0.7)	(1.0)
Total operating expenses	96,183	71,016	62,916	52.4	46.4	49.0
Earnings from operations	11,983	16,782	8,062	6.5	11.0	6.3
Interest income	4,639	4,717	3,253	2.5	3.0	2.5
Foreign exchange gain (loss)	442	(49)	(595)	0.3	−	(0.5)
Earnings before income taxes and extraordinary gain	17,064	21,450	10,720	9.3	14.0	8.3
Income taxes
Current	(7,094)	3,741	2,585	(3.9)	2.4	2.0
Future	14,094	−	−	7.7	−	−
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	−	(2.9)	(16.0)	−
	1,676	(20,825)	2,585	0.9	(13.6)	2.0
Earnings before extraordinary gain	15,388	42,275	8,135	8.4	27.6	6.3
Extraordinary gain	3,036	−	−	1.6	−	−
Net earnings for the period	$18,424	$42,275	$8,135	10.0%	27.6%	6.3%
Basic and diluted earnings before extraordinary gain per share	$0.22	$0.61	$0.12
Basic and diluted net earnings per share	$0.27	$0.61	$0.12

Segment information
Sales:
Telecom Division	$160,981	$129,839	$107,376	87.6%	84.9%	83.7%
Life Sciences and Industrial Division	22,809	23,095	20,877	12.4	15.1	16.3
	$183,790	$152,934	$128,253	100.0%	100.0%	100.0%
Earnings from operations:
Telecom Division	$9,524	$13,132	$6,679	5.2%	8.6%	5.2%
Life Sciences and Industrial Division	2,459	3,650	1,383	1.3	2.4	1.1
	$11,983	$16,782	$8,062	6.5%	11.0%	6.3%
Research and development data:
Gross research and development	$32,454	$25,201	$19,488	17.7%	16.5%	15.2%
Net research and development (2)	$26,867	$16,668	$15,404	14.6%	10.9%	12.0%

Consolidated balance sheets data:
Total assets	$293,066	$279,138	$219,159

(1)	The cost of sales is exclusive of amortization, shown separately.
(2)	Net research and development expenses for the year ended August 31, 2007 include recognition of previously unrecognized research and development tax credits of $3,162, or 2.1% of sales.

SALES

Fiscal 2008 vs. 2007

In fiscal 2008, our global sales increased 20.2% to $183.8 million from $152.9 million for the same period last year, with an 88%–12% split in favor of our Telecom Division (85%–15% in 2007).

Telecom Division

In fiscal 2008, sales of our Telecom Division increased 24.0% to $161.0 million from $129.8 million in 2007.

In fiscal 2008, we posted sales growth due to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions; due to revenue from newly acquired Brix Networks and Navtel Communications; and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies.

In fiscal 2008, sales of our optical test solutions increased 12.7% to $115.1 million, from $102.1 million in 2007. In addition, in fiscal 2008, we posted record-high sales and bookings of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications. Protocol test solutions represented our fastest-growing product line with a year-over-year sales increase of 97.4% (organic growth of 65.6% excluding sales of $5.4 million from our new acquisitions of fiscal year 2008) as they reached $33.7 million in 2008, compared to $17.1 million in 2007. Also, they represented more than 20% of our telecom sales in 2008 (more than 10% in 2007). With these two acquisitions as well as the recent launches of significant strategic protocol test solutions—namely, a compact multiservice transport test set that combines next-generation SONET/SDH and Ethernet testing inside a single module (FTB-8120NGE/FTB-8130NGE Power Blazer), a 40/43 Gbit/s SONET/SDH field-test solution for high-speed optical networks (FTB-8140 Transport Blazer) as well as the advanced IQS-600 Integrated Qualification System, a highly scalable modular test platform for R&D and manufacturing applications—we have a much more comprehensive offering in this market segment, which provides us with a significant competitive advantage; this should help us further increase our market share and sales in the upcoming quarters.

However, in fiscal 2008, we posted a year-over-year sales decrease of 3.9% ($7.4 million in fiscal 2008, compared to $7.7 million in 2007) for our copper-access test solutions given that our highly competitive new product offering is only just starting to establish itself on the market and that large-scale IPTV deployments have been delayed, which affected our sales in fiscal 2008 to some extent. During fiscal 2008, we launched new added-value products that integrate Consultronics (copper-access) core knowledge and intellectual property, such as the new AXS-200 SharpTESTER. Also in 2008, we launched a new test module housed inside the AXS-200 SharpTESTER platform, which differentiates our access network offering from those of other vendors. The AXS-200/630 Triple-Play Test Set, which leverages the benefits of Broadcom’s customer premises equipment (CPE) multimode VDSL2 chipset, enables the installation and troubleshooting of ADSL2+ and VDSL2 access networks with the highest level of interoperability. These new, innovative products have yet to contribute to our sales for this market segment. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States. In fiscal 2008, sales of copper-access test solutions made to this customer significantly decreased compared to 2007, which means that we were able to diversify our customer base year-over-year.

It should be noted however that in fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 17.3% ($22.5 million) of our telecom sales in fiscal 2007, compared to 8.4% ($13.6 million) this year. Excluding sales to this customer, our telecom sales would have increased 37.3% in fiscal 2008, compared to 2007; this shows that we have properly diversified our customer base year-over-year.

In fiscal 2008, foreign exchange gains on our forward exchange contracts, which are included in our telecom sales, amounted to $4.2 million, compared to $1.3 million in 2007. In fiscal 2008, the average value of the Canadian dollar increased 11.4% versus the US dollar compared to 2007, which contributed to the increase in the foreign exchange gains on our forward exchange contracts year-over-year.

Life Sciences and Industrial Division

In fiscal 2008, sales of our Life Sciences and Industrial Division decreased 1.2% year-over-year at $22.8 million from $23.1 million in 2007.

A significant portion of sales of that division are conducted through original equipment manufacturer (OEM) agreements. Consequently, we are dependent, to some extent, on the buying pattern of our customers. In particular, one of our major OEM customers significantly reduced its purchases of our products following the launch of its own solution that competes against our products. Excluding sales to this customer, sales of this division would have increased 3.5% year-over-year.

Net Bookings

Overall, for the two divisions, net accepted orders increased 17.8% year-over-year to a record-high $184.6 million in fiscal 2008 from $156.7 million in 2007, for a book-to-bill ratio of 1.00 (excluding the backlog of Brix Networks and Navtel Communications) in fiscal 2008. Our 17.8% increase in net accepted orders in fiscal 2008, compared to the same period last year, is mainly due to the increased demand for our next-generation IP and optical test solutions, and the contribution of Brix Networks and Navtel Communications since their acquisitions.

Fiscal 2007 vs. 2006

In fiscal 2007, our global sales increased 19.2% to $152.9 million from $128.3 million in 2006, with an 85%–15% split in favor of our Telecom Division (84%–16% in 2006).

Telecom Division

In fiscal 2007, sales of our Telecom Division increased 20.9% to $129.8 million from $107.4 million in 2006.

In fiscal 2007, we posted organic sales growth due to market-share gains in optical testing and next-generation IP test solutions and due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. In fiscal 2007, sales of our optical test solutions increased 19.9% to $102.1 million ($85.2 million in 2006), and we earned our fourth consecutive Growth Strategy Leadership Award from Frost & Sullivan for largest market-share gains in optical testing. Also, during fiscal 2007, protocol test solutions were also our fastest-growing product line with a sales increase of 48.2% year-over-year as they reached $17.1 million, compared to $11.5 million in 2006. These products represented more than 10% of our Telecom sales in 2007.

In addition, during fiscal 2007, sales of our copper-access test solutions increased 15.5% to $7.7 million, compared to $6.7 million in 2006. It should be noted however that Consultronics (acquired in January 2006) contributed to our sales during the whole period compared to about seven months in 2006, which contributed to the increase in our sales year-over-year. This business unit did not perform as well as expected in 2007, as large-scale IPTV deployments were delayed. A large portion of our sales of copper-access products in fiscal 2007 were made to a Tier-1 carrier in the United States.

During fiscal 2007, we faced increased pricing pressure, especially in the Asia-Pacific region, which prevented us from further increasing our sales year-over-year.

Life Sciences and Industrial Division

In fiscal 2007, sales of our Life Sciences and Industrial Division increased 10.6% to $23.1 million from $20.9 million in 2006. The increase in sales in fiscal 2007, compared to 2006, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market, following our efforts to expand international markets, mainly Europe and Asia.

Geographic distribution

Fiscal 2008 vs. 2007

In fiscal 2008, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 56%, 28% and 16% of global sales, respectively, compared to 59%, 27% and 14%, respectively in 2007.

In fiscal 2008, we reported sales increases (in dollars) in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 12.8%, 26.3% and 40.1%, respectively, which resulted in a larger percentage of sales coming from international markets.

In the Americas, the increase in sales in fiscal 2008, compared to the same period last year, comes from every region; we posted a sales growth of 47.8%, 7.9% and 16.7% in Canada, United States and Latin America, respectively. In the United States, despite the decrease in sales to our top customer year-over-year, we were able to increase our sales in this region. Additionally, Brix Networks and Navtel Communications contributed to the increase in sales in the United States and in Canada year-over-year as most of their sales are made in these two countries. As mentioned above, during fiscal 2007, we benefited from aggressive FTTH rollouts from our top customer, and sales to this customer represented 14.7% ($22.5 million) of our global sales in fiscal 2007, compared to 7.4% ($13.6 million) this year. We believe that we did not lose market share with this particular customer in fiscal 2008; in fact, we believe we have expanded market share as we successfully got additional product-line approvals to partially offset the decline in optical business. Excluding sales to this customer, sales to the United States would have increased 28.7% in dollars year-over-year; this shows that, overall, we have diversified our customer base year-over-year in this region. Finally, sales to Latin America fluctuate depending on the timing and scope of our customers’ projects.

The increase in sales in the EMEA market, in dollars, in fiscal 2008, compared to 2007, is a result of our continued strategy to aggressively develop this market in the past several years, to consistently invest in sales resources, and to develop stronger support and service operations in this region. In addition, many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength-division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions as well as our DWDM, ROADM and fiber characterization test kits. Furthermore, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we are seeing the continued return on investment of some specific optical, protocol as well as life sciences and industrial products developed and targeted for this important market. This increasingly competitive range, coupled with our steadily expanding market presence, are responsible for the higher sales in this region in fiscal 2008, compared to 2007.

Fiscal 2007 vs. 2006

In fiscal 2007, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 59%, 27% and 14% of global sales, respectively, compared to 60%, 25% and 15%, respectively in 2006.

In fiscal 2007, we reported sales increases in dollars in every geographic area. In fact, sales to the Americas, EMEA and APAC increased (in dollars) 18.7%, 27.5% and 7.8% year-over-year, respectively.

In the Americas, the increase in sales in dollars in fiscal 2007, compared to the same period last year, comes from the United States and Canada, where we witnessed an increase in sales of our optical and protocol test solutions. In the United States, we continue leveraging our dominant FTTx market position to increase our sales. In addition, sales to our top customer, who is located in the United States, increased in dollars in fiscal 2007, compared to 2006. Sales to this customer represented $22.5 million, or 14.7% of global sales in 2007, compared to $17.7 million, or 13.8% of our global sales in 2006, representing an increase of 27.0% year-over-year. In Latin America, we reported a slight decrease in sales in fiscal 2007 compared to 2006.

The significant increase in sales in the EMEA market, in dollars, in fiscal 2007, compared to 2006, is apparent in the results for all our product lines, following our efforts to aggressively develop this market in the past several years, and our continued investment to increase our sales presence as well as our initiatives to develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, DWDM and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the APAC market, we started seeing to see the impact of the introduction of some specific optical, protocol and life sciences and industrial products as we steadily increase our market presence in this growth region; this explains the increase in sales in this region in fiscal 2007, compared to the corresponding period last year. However, although we reported sales growth year-over-year in this region, we are facing significant competitive pricing pressure, which prevented us from reaching expected sales growth. In addition, a significant portion of our sales to this market are made through tenders, which vary in number and importance year-over-year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. In fiscal 2008, no customer accounted for more than 10% of our global sales, and our top three customers accounted for 13.1% of our global sales. In fiscal 2007, our top customer accounted for 14.7% ($22.5 million) of our global sales, and our top three customers accounted for 19.6% of our global sales.

GROSS MARGIN

Gross margin amounted to 58.9%, 57.4% and 55.3% of sales in fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

Fiscal 2008 marked the sixth consecutive year that the company raised its gross margin as it reached its highest level since fiscal 2001. The increase in our gross margin in fiscal 2008, compared to 2007, can be explained by the following factors. First, in fiscal 2008, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year, resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar, compared to the US dollar in previous quarters, as most of these costs are incurred in US dollars.

However, the shift in sales between the Americas in favor of APAC had a negative impact on our gross margin year-over-year. In fact, sales to APAC tend to have lower margins than sales to the Americas since we are facing higher pricing pressure in the APAC region. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, in fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the startup of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in fiscal 2008, compared to 2007.

On an ongoing basis and when technically possible, we adjust the design of our products to reuse excess inventory; over the past few years, we experienced higher sales than expected on some product lines and consumed such excess inventory. Consequently, we were able to reuse excess inventories that were written off in previous years. Excess inventory reuse accounted for approximately $1.2 million, or 0.7% of sales in fiscal 2008, compared to approximately $1.7 million, or 1.1% of sales in 2007 and approximately $1.2 million, or 0.9% of sales in 2006.

Fiscal 2007 vs. 2006

Despite the increased strength of the Canadian dollar, compared to the US dollar in fiscal 2007 versus 2006, and the intense competitive pressure on selling prices that we faced in 2007, we were able to significantly increase our gross margin (2.1%) year-over-year.

This increase in our gross margin in fiscal 2007, compared to 2006, can be explained by several factors. First, the increase in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, sales of our protocol test solutions increased in dollars and as a percentage of sales year-over-year; this had a positive impact on our gross margin, as these products are more software-intensive and tend to have better gross margins than our optical test solutions. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Finally, our initiative to outsource the manufacturing of some product lines to China in fiscal 2007 helped us to improve our gross margin year-over-year.

However, we are facing continued aggressive pricing pressure worldwide, which negatively affected the gross margin in fiscal 2007. In addition, in 2007, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin, as some cost of sales items are denominated in Canadian dollars. Furthermore, the transfer, in fiscal 2007, of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges, which negatively affected our gross margin during that period. Finally, the setup of our own manufacturing activities in China late in fiscal 2007 resulted in additional one-time costs in 2007, thus reducing the gross margin of that year.

Outlook for Fiscal 2009

Considering the expected sales growth in fiscal 2009, the expected increase in sales of protocol products and the full contribution of Brix Networks and Navtel Communications (which tend to generate higher margins), the cost-effective design of our products, our manufacturing activities in China and our tight control on operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs, challenges encountered in the ramp-up of our manufacturing facilities in China and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, would have a negative impact on our gross margin in fiscal 2009 and beyond.

SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $61.2 million, $49.6 million and $40.3 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of sales, selling and administrative expenses amounted to 33.3%, 32.4% and 31.4% for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

In fiscal 2008, we continued intensifying our sales and marketing activities to develop our markets and leverage our significant research and development investmnents; this resulted in higher sales and marketing expenditures (including number of employees and expenses to support the launch of several new products and to increase brand-name recognition), compared to 2007.

Also, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our selling and administrative expenses to increase compared to 2007.

The substantial increase in the average value of the Canadian dollar compared to the US dollar also had a significant negative impact on our selling and administrative expenses since more than half of these expenses are denominated in Canadian dollars and since these expenses increased year-over-year as our sales grew.

In addition, the setup in 2008 of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

Finally, in fiscal 2008, we discontinued certain product lines, which led to the layoff of some of our sales and marketing personnel, resulting in severance expenses during that year.

However, in fiscal 2007, we had large orders sold directly to international customers, for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price; this did not occur at the same extent in 2008, resulting in higher selling expenses for 2007, compared to 2008.

In fiscal 2008, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to 2007. The significant increase in the average value of the Canadian dollar compared to the US dollar year-over-year, the setup of our manufacturing facilities in China and R&D center in India, as well as the impacts of the acquisitions of Brix Networks and Navtel Communications—whose selling expenses tend to be higher as their products deliver better margins compared to the rest of our product lines—contributed to the increase in these expenses as a percentage of sales.

Fiscal 2007 vs. 2006

In fiscal 2007, we intensified our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including the number of employees), compared to 2006.

In addition, our overall commission expenses increased in fiscal 2007, compared to the corresponding period last year, due to the increase in sales year-over-year and the shift in customer mix. In fact, in fiscal 2007, we had large orders sold directly to international customers for which we still had to pay commissions to distributors instead of selling through our distributors at a discounted price, which increased our selling expenses year-over-year, but had, to some extent, a positive impact on our gross margin.

Furthermore, Consultronics, acquired in January 2006, contributed to our selling and administrative expenses throughout the entire period, compared to about seven months in 2006, thus increasing these expenses year-over-year.

Also, a stronger Canadian dollar on average for the period, compared to the US dollar during fiscal 2007 versus 2006, caused our selling and administrative expenses to increase year-over-year, as more than half of these expenses are denominated in Canadian dollars.

In addition, late in fiscal 2007, the setup of manufacturing facilities in China and a software development center in India contributed to an increase in our administrative expenses year-over-year.

Finally, in fiscal 2007, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to the corresponding period last year. Larger commissions on international sales as well as our efforts to develop international markets and operations contributed to the increase in these expenses as a percentage of sales.

Outlook for Fiscal 2009

For fiscal 2009, considering the actual value of the Canadian dollar compared to the US dollar and the significant impacts of the acquisitions of Brix Networks and Navtel Communications on our selling and administrative expenses—whose selling expenses tend to be higher, as their products deliver better margins compared to the rest of our product lines—we expect our selling and administrative expenses to increase in dollars and range between 32% and 34%. In particular, in fiscal 2009, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test, measurement and monitoring space, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

Gross research and development expenses

Gross research and development expenses totaled $32.5 million, $25.2 million and $19.5 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of sales, gross research and development expenses amounted to 17.7%, 16.5% and 15.2% for fiscal 2008, 2007 and 2006, respectively, while net research and development expenses accounted for 14.6%, 10.9% and 12.0% of sales for these respective periods. Net research and development expenses for fiscal 2007 included the recognition of non-refundable research and development tax credits in the amount of $3.2 million that were written off in fiscal 2003 following the downturn in the telecommunications industry; this represented 2.1% of sales.

Fiscal 2008 vs. 2007

In fiscal 2008, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, had a significant and negative effect on our gross research and development expenses as a significant portion of these expenses are denominated in Canadian dollars and also because these expenses increased year-over-year. In addition, we intensified our research and development activities, including additional employees, which resulted in more gross research and development expenses in both divisions in fiscal 2008, compared to 2007. Furthermore, Brix Networks and Navtel Communications contributed about four months and five months, respectively, in fiscal 2008, which caused our gross research and development expenses to increase compared to 2007. It should be noted that Brix Networks and Navtel Communications tend to incur a higher percentage of sales for research and development expenses compared to our other product lines as their products are more software-intensive; but they deliver higher margins than most of our other product lines. Also, we established a research and development center focused on software development in Pune, India, which resulted in increased expenses year-over-year.  Finally, in fiscal 2008, we closed down our R&D operations in Budapest, Hungary, and certain R&D projects, which resulted in severance expenses during that year and caused our fiscal 2008 expenses to increase year-over-year.

The increase in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the negative effect of the increased value of the Canadian dollar versus the US dollar year-over-year, the impact of the acquisitions of Brix Networks and Navtel Communications as well as the severance expenses incurred in fiscal 2008.

Fiscal 2007 vs. 2006

In fiscal 2007, we intensified our research and development activities in both divisions, which resulted in higher gross research and development expenses, including additional employees, compared to 2006. In addition, in fiscal 2007, we subcontracted a larger portion of our research and development projects in Canada and India, compared to the corresponding period last year, which resulted in an increase in our gross research and development expenses year-over-year.

Furthermore, Consultronics contributed to our research and development expenses during the whole period this year, compared to about seven months in 2006, thus increasing these expenses year-over-year. Finally, in fiscal 2007, the increased strength of the Canadian dollar, on average, compared to the US dollar year-over-year, contributed to the increase in our gross research and development expenses, as most of these are denominated in Canadian dollars.

The above-mentioned factors explain the increase of our gross research and development expenses as a percentage of sales in fiscal 2007, compared to 2006.

Tax credits

In fiscal 2008, tax credits from the Canadian federal and provincial governments for research and development activities were $5.6 million, $8.5 million and $4.1 million for fiscal 2008, 2007 and 2006, respectively. As a percentage of gross research and development expenses, tax credits and grants reached 17.2%, 33.9% and 21.0% for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

In fiscal 2007, and as explained below, tax credits included $3.2 million, or 12.5% of gross research and development expenses, for the recognition of non-refundable research and development tax credits that were written off in fiscal 2003 following the downturn in the telecommunications industry. Excluding this one-time revenue, tax credits would have increased $216,000 in fiscal 2008, compared to 2007.

This increase in the dollar amount of our tax credits in fiscal 2008, compared to 2007, is due to the increased strength of the Canadian dollar, compared to the US dollar year-over-year, since these credits are solely earned on research and development expenses incurred in Canada. However, the decrease in research and development tax credits as a percentage of gross research and development expenses is mainly due to the fact that since the beginning of fiscal 2008, the portion of gross research and development incurred in Canada, where we are entitled to tax credits, was lower than last year following the establishment of our new software development center in India as well as the acquisition of Brix Networks, which is located in the United States. Our research and development activities conducted outside Canada are not entitled to tax credits.

Fiscal 2007 vs. 2006

During fiscal 2003, following the downturn in the telecommunications industry and after being in a cumulative loss position, we wrote off deferred non-refundable research and development tax credits of our parent company because it was more likely than not that these assets would not be realized.

In fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company at the Canadian federal level, and also because we expect to generate sufficient taxable income in future years, we concluded that is was more likely than not that deferred non-refundable income tax credits of our parent company would be realized. Consequently, in fiscal 2007, we recorded previously unrecognized non-refundable research and development tax credits in the amount of $3.2 million, or 12.5% of gross research and development expenses. These non-refundable tax credits of $3.2 million recognized in fiscal 2007 can be carried forward against future years’ Canadian federal income taxes payable and expire between 2011 and 2014.

In addition to this one-time tax credit, our tax credits increased in dollars in fiscal 2007, compared to 2006, for several reasons. First, the increase in gross research and development expenses in Canada in 2007, compared to 2006, resulted in more expenses being eligible for tax credits as we were entitled to similar grant programs and tax credits year-over-year. In addition, the increased strength of the Canadian dollar, compared to the US dollar year-over-year, resulted in higher tax credits since these credits are solely earned on research and development expenses incurred in Canada.

Also, due to the one-time recognition of non-refundable tax credits from prior years, our tax credits significantly increased as a percentage of gross research and development expenses. Had prior years’ credits not been recognized, our tax credits would have been flat year-over-year as a percentage of gross research and development expenses, as we incurred most of our expenses in Canada and were entitled to the same grant programs and tax credits.

Outlook for Fiscal 2009

For fiscal 2009, we expect that our research and development expenses will increase in dollars, and range between 14% and 16% of sales, given our focus on innovation, the addition of Brix Networks and Navtel Communications, whose products are software-intensive, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world with the establishment of a research and development center focused on software development in Pune, India. Finally, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

In fiscal 2008, amortization of property, plant and equipment was $4.3 million, compared to $3.0 million in 2007 and $3.5 million in 2006.

Fiscal 2008 vs. 2007

The recent startup of our own manufacturing and research and development facilities in China and India, the upgrade of our IT systems, and the impact of the acquisistion of Brix Networks and Navtel Communications, which contributed about four months and five months in fiscal 2008, respectively, resulted in an increase in our amortization expenses in fiscal 2008 compared to last year. In addition, the increase in the average value of the Canadian dollar versus the US dollar in fiscal 2008, compared to 2007, contributed to the increase in our amortization expenses year-over-year as most of these expenses are denominated in Canadian dollars.

Fiscal 2007 vs. 2006

The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the increase in the strength of the Canadian dollar, compared to the US dollar, as well as the acquisition of Consultronics in January 2006, is mainly due to the fact that some of our property, plant and equipment became fully amortized in 2007 and 2006.

Outlook for Fiscal 2009

For fiscal 2009, we expect the amortization of property, plant and equipment to increase in dollars due to the upgrade of our IT systems in fiscal 2008, the full impact of the acquisitions of Brix Networks and Navtel Communications, and, more importantly, the expansion of our own manufacturing and research and development facilities in China and India. Also, any increase in the strength of the Canadian dollar in the upcoming quarters would cause our amortization of property, plant and equipment to increase, as most of these are denominated in Canadian dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $3.9 million, $2.9 million and $4.4 million for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

The increase in amortization expenses in fiscal 2008, compared to 2007, is mainly due to the acquisition of Brix Networks core technology, acquired in the third quarter of 2008 and the increased strength of the Canadian dollar compared to the US dollar.

Fiscal 2007 vs. 2006

The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the increased strength of the Canadian dollar compared to the US dollar, and the acquisition of Consultronics in January 2006 is mainly due to the fact that some of our core technologies became fully amortized during fiscal 2005 and 2006; namely, those related to the acquisition of EXFO Burleigh, EXFO Photonics Solutions and EXFO Protocol.

Outlook for Fiscal 2009

For fiscal 2009, we expect the amortization of intangible assets to increase because we will have the full impact of the acquisition of Brix Networks.

IMPAIRMENT OF LONG-LIVED ASSETS

Fiscal 2006

In June 2006, we entered into an agreement to sell one of our buildings (located in Rochester, NY) along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the expected net selling price. These assets were related to the Life Sciences and Industrial Division.

GOVERNMENT GRANTS

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred CA$1.5 million (US$1.3 million) in the balance sheet until we received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted us with its final approval and we recorded CA$1.5 million (US$1.3 million) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount we claimed under this program, a sum of CA$1.1 million (US$1.1 million) was deferred in the balance sheet until we received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted us its final approval, and we recorded CA$1.1 million (US$1.1 million) in the earnings from operations in the statement of earnings of fiscal 2007.

As at August, 31, 2007 and 2008, we were not part of any significant grant programs.

INTEREST INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest income amounted to $4.6 million, $4.7 million and $3.3 million for fiscal 2008, 2007 and 2006, respectively.

Fiscal 2008 vs. 2007

The slight decrease in interest income in fiscal 2008, compared to 2007, is mainly due to the decrease of our cash and short-term investments following the cash payment of $41.0 million for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital for $8.1 million in accordance with our share buy-back program as well as the general reduction in interest rates year-over-year. However, the significant increase in the average value of the Canadian dollar, compared to the US dollar year-over-year, contributed to the increase in our interest income in fiscal 2008, compared to 2007, as it is denominated in Canadian dollars. In addition, in fiscal 2008, we received interest of $241,000 by the Canadian tax authorities following the recovery during that period of prior years’ income tax receivable.

Fiscal 2007 vs. 2006

The increase in our interest income in fiscal 2007, compared to 2006, is mainly due to the increase in interest rates year-over-year. Also, our average cash position increased in fiscal 2007 due to cash flows from operating activities, which contributed to the further increase in interest revenue year-over-year.

Outlook for Fiscal 2009

Assuming no acquisitions paid in cash are made in fiscal 2009 and relative stability in interest rates, we expect our interest income to decrease in 2009 as our average cash position is expected to be lower in fiscal 2009, considering the cash used in fiscal 2008, namely for the consideration paid for the acquisitions of Brix Networks and Navtel Communications, the redemption of share capital and the additions of capital assets. This should be slightly mitigated by cash flows from operating activities in 2009.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

The foreign exchange gain amounted to $442,000 in fiscal 2008, compared to foreign exchange losses of $49,000 and $595,000 for 2007 and 2006, respectively.

In fiscal 2008, we witnessed instability in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall, resulted in a foreign exchange gain of $442,000. The average exchange rate was CA$1.0071 = US$1.00 in fiscal 2008, compared to a year-end exchange rate of CA$1.0564 = US$1.00 as at August 31, 2007, and CA$1.0626 = US$1.00 as at August 31, 2008.

In fiscal 2007, we also witnessed instability in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall, resulted in a small foreign exchange loss of $49,000. The average exchange rate was CA$1.1215 = US$1.00 in fiscal 2007, compared to a year-end exchange rate of CA$1.1066 = US$1.00 as at August 31, 2006, and CA$1.0564 = US$1.00 as at August 31, 2007.

It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in fiscal 2008, compared to 2007, resulted in a significant and negative impact on our financial results. This was amplified by the fact that our operating activities incurred in Canadian dollars increased year-over-year.  In fact, the average value of the Canadian dollar in fiscal 2008 was CA$1.0071 = US$1.00 versus CA$1.1215 = US$1.00 in 2007, representing an increase of 11.4% in the average value of the Canadian dollar year-over-year.  In fiscal 2007, the average value of the Canadian dollar was CA$1.1215 = US$1.00 versus CA$1.1481 = US$1.00 in 2006, representing an increase of 2.4% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

We recorded an income tax expense of $1.7 million in fiscal 2008, compared to an income tax recovery of $20.8 million in 2007, and an income tax expense of $2.6 million in 2006.

Fiscal 2006

Since fiscal 2003, we have maintained a full valuation allowance against our consolidated future income tax assets. In fiscal 2006, we recorded an income tax expense of $2.6 million. Most of this expense represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statement of earnings of that year.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because we were in a cumulative profit position in the parent company (Canadian federal and provinces levels) and in one of our subsidiaries, located in the United States, and also because we expected to generate sufficient taxable income in future years, we concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of our future income tax assets in the United States would be realizable. Consequently, we reversed a portion of our valuation allowance against future income tax assets in the amount of $24.6 million. From this amount, $16.2 million was related to the Canadian federal level, $3.2 million was related to the Canadian provincial levels and $5.2 million was related to the United States level. Future income tax assets recognized in 2007 were recorded in the income tax provision in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, we maintained a valuation allowance of $7.6 million on a portion of our future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

In other tax jurisdictions where we have future income tax assets, we were still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2007, the valuation allowance recorded for these tax jurisdictions amounted to $4.9 million and mainly related to deferred operating losses.

Except for the reversal of the valuation allowance in fiscal 2007, most of the income tax expenses recorded in fiscal 2007 represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1.5 million and generated a future income tax expense in the same amount during the year.

In addition, during fiscal 2008, taking into account these new Canadian federal substantively enacted tax rates, we reviewed our tax strategy for the future use of our Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, we amended our prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of $2.7 million in both our tax-related assets in the balance sheet and future income tax recovery in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impacts the acquisitions of Navtel Communications and Brix Networks will have on future years’ taxable income at the United States federal level and because actual taxable income in the United States is greater than initially expected, we concluded that it was more likely than not that all future income tax assets of our existing consolidated US group would be recovered. Consequently, we reversed our valuation allowance against future income tax assets in the amount of $7.6 million. The portions of the valuation allowance that were reversed, and that were attributable to the effects of the Navtel Communications and Brix Networks acquisitions—in the amount of $652,000 and $1.6 million, respectively—were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5.3 million, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

As at August 31, 2008, our net future income tax assets amounted to $24.7 million, and our non-refundable research and development tax credits amounted to $20.7 million. In order to realize these future income tax assets and non-refundable research and development tax credits, we need to generate approximately $174 million in pretax earnings at the Canadian federal level, approximately $33 million at the Canadian provincial levels, and approximately $37 million at the United States federal level.

Based on the existing and expected levels of pretax earnings in these tax jurisdictions, we believe that we should be able to recover our income tax assets at the Canadian federal level, at the Canadian provincial levels, and at the United States federal level over the next seven years, four years and nine years, respectively.

Valuation allowance

As at August 31, 2008, we were still in a cumulative loss position in certain of our subsidiaries and negative evidence outweighed positive evidence. For these subsidiaries, we maintained a full valuation allowance against our future income tax assets. As at August 31, 2008, the valuation allowance for these subsidiaries amounted to $15.5 million and mainly related to operating losses and research and development expenses carried forward. Of the global valuation allowance of $15.5 million, $8.2 million related to Brix Networks. In the event that we reverse a portion of or all the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized for this acquisition.

Please refer to note 15 of our consolidated financial statements included elsewhere in this Annual Report for more details on income taxes and a full reconciliation of the income tax provision.

EXTRAORDINARY GAIN

In conjunction with the acquisition of Navtel Communications, we recorded negative goodwill in the amount of $3.0 million. This negative goodwill has been recorded as an extraordinary gain in the statement of earnings for fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2008, cash and short-term investments totalled $87.5 million, while our working capital was at $144.6 million. Our cash and short-term investments decreased $42.2 million in fiscal 2008, compared to 2007, mainly due to the cash payments of $41.0 million, $6.5 million and $8.1 million for the acquisitions of Brix Networks and Navtel Communications, the purchases of capital assets and the redemption of share capital, respectively. On the other hand, operating activities generated cash flows of $13.8 million. We also recorded an unrealized foreign exchange gain on our cash and short-term investments of $0.4 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper issued by ten (seven as at August 31, 2007) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a liquidity risk; and none of them represents asset-backed commercial paper. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the cash contingent consideration payable for the acquisition of Brix Networks and the effect of our share repurchase programs. In addition to these assets, we have unused available lines of credit totaling $10.5 million for working capital and other general corporate purposes and unused lines of credit of $18.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

As at August 31, 2008, our commitments under operating leases amounted to $3.6 million in 2009, $3.1 million in 2010, $1.5 million in 2011, $629,000 in 2012 and $57,000 in 2013 and after, for total commitments of $8.9 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows provided by operating activities were $13.8 million in fiscal 2008, compared to $14.4 million in 2007 and $12.3 million in 2006.

Fiscal 2008 vs. 2007

Cash flows provided by operating activities in fiscal 2008 were attributable to the net earnings after items not affecting cash of $34.7 million, offset in part by the negative net change in non-cash operating items of $20.9 million. The negative net change in non-cash operating items was mainly due to the negative effect on cash of the increase of $4.3 million of our accounts receivable, the negative effect on cash of the increase of $12.8 million of our income tax and tax credits recoverable, the negative effect on cash of the increase of $2.2 million of our inventories as well as the negative effect on cash of the decrease of $1.4 million of our accounts payable and accrued liabilities. The increase of our accounts receivable is directly attributable to the increase in sales year-over-year. The increase in our income taxes and tax credits is mainly due to the increase in our tax credits recoverable that were earned during the year but not yet recovered as well as the effect of the change in our tax strategy, explained elsewhere in this document. This increase was mostly offset by the positive effect on cash of the decrease of our future income tax assets (in items not affecting cash), which also resulted from the change in the tax strategy. The increase in our inventories resulted from expected increased sales activities for the next quarters. The decrease in our accounts payable and accrued liabilities is due to the timing of certain purchases and payments.

Fiscal 2007 vs. 2006

Cash flows provided by operating activities in fiscal 2007 were attributable to the net earnings after items not affecting cash of $24.6 million, less the negative net change in non-cash operating items of $10.2 million. Our accounts receivable, our income taxes and tax credits recoverable as well as our inventories increased in fiscal 2007, resulting in negative effects on cash flows of $5.5 million, $3.4 million and $5.5 million, respectively. However, our accounts payable and accrued liabilities increased during fiscal 2007, resulting in a positive effect on cash flows of $4.1 million. The increase in sales year-over-year explains the increase in accounts receivable. Also, one-time recognition of prior years’ non-refundable tax credits of $3.2 million explains most of the increase in our income taxes and tax credits recoverable year-over-year. Furthermore, increased sales activities in fiscal 2007 resulted in higher inventory levels in 2007 in order to sustain these additional sales activities. However, increased levels of activities in fiscal 2007, compared to 2006, resulted in an increase in our accounts payable and accrued liabilities year-over-year.

Investing Activities

Cash flows used by investing activities amounted to $4.2 million in fiscal 2008, compared to $16.1 million in 2007 and $13.2 million in 2006.

Fiscal 2008 vs. 2007

In fiscal 2008, we disposed (net of acquisitions) of $43.3 million worth of short-term investments to pay for the cash consideration of $41.0 million for the two business combinations closed during the year. Also, we paid $6.5 million for the purchase of capital assets.

Fiscal 2007 vs. 2006

In fiscal 2007, we acquired (net of sales) $13.6 million worth of short-term investments and paid $5.6 million for the purchase of capital assets. On the other hand, in fiscal 2007, we received net proceeds of $3.1 million from the disposal of capital assets.

Financing activities

Cash flows used by financing activities amounted to $8.0 million in fiscal 2008, compared to cash flows provided of $330,000 in 2007 and of $142,000 in 2006.

Fiscal 2008 vs. 2007

In fiscal 2008, we redeemed share capital for a cash consideration of $8.1 million. However, during that year, exercise of stock options generated $61,000 ($557,000 and $802,000 in fiscal 2006 and 2007, respectively).

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2008, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2008 to August 2009	$36,600,000	1.0686
September 2009 to August 2010	$17,400,000	1.0535
September 2010 to August 2011	$2,400,000	1.0619

As at August 31, 2008, the fair value of our forward exchange contracts, which represents the amount we would receive or pay to settle the contracts based on the forward exchange rate at year end, represented net gains of $62,000 ($3.4 million as at August 31, 2007).

CONTINGENCY

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated.  EXFO's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.  On June 25, 2007, the district court entered an order terminating the settlement agreement.  On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. We will continue to defend our position in this litigation that the claims against EXFO, and our officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2008.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at November 3, 2008, EXFO had 36,643,000 multiple voting shares outstanding, entitling to ten votes each and 30,606,791 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. In fiscal 2008, we redeemed 1,682,921 subordinated voting shares for a total consideration of $8.1 million based on our share buy-back program.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,748,457 as at August 31, 2008. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2008:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	10%	$9.05
Board of Directors (five individuals)	194,375	11%	$6.23
Management and Corporate Officers (eight individuals)	212,139	11%	$14.49

	586,156	32%	$10.08

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	85,460	10%
Management and Corporate Officers (ten individuals)	238,069	28%

	323,529	38%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (four individuals)	79,185	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2008, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at August 31, 2008, our letters of guarantee amounted to $5.7 million; these letters of guarantee expire at various dates through fiscal 2010. From this amount, we had $1.5 million worth of letters of guarantee for our own selling and purchase requirements, which were reserved from one of our lines of credit. The remainder in the amount of $4.2 million was used to secure our line of credit in Chinese currency. This line of credit was unused as at August 31, 2008. These letters of guarantee were secured by short-term investments. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As of August 31, 2008, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, has caused our operating expenses to increase significantly. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test, measurement and monitoring industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, including our manufacturing facilities in China and our software development center in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

Also, while strategic acquisitions, like those we have made in the past, those closed in fiscal 2008 and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by general unfavorable economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry. If there is a recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.exfo.com or www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2008
Sales	$40,985	$43,281	$48,581	$50,943	$183,790
Cost of sales	$18,144	$18,060	$19,004	$20,416	$75,624
Gross margin	$22,841	$25,221	$29,577	$30,527	$108,166
Earnings from operations	$302	$3,635	$4,458	$3,588	$11,983
Earnings (loss) before extraordinary gain	$(93)	$4,024	$8,143	$3,314	$15,388
Net earnings (loss)	$(93)	$4,024	$11,179	$3,314	$18,424
Basic and diluted earnings (loss) before extraordinary gain (1)	$(0.00)	$0.06	$0.12	$0.05	$0.22
Basic and diluted net earnings (loss) per share	$(0.00)	$0.06	$0.16	$0.05	$0.27

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2007
Sales	$35,547	$35,207	$39,205	$42,975	$152,934
Cost of sales	$15,229	$14,970	$16,828	$18,109	$65,136
Gross margin	$20,318	$20,237	$22,377	$24,866	$87,798
Earnings from operations	$2,759	$2,081	$2,840	$9,102	$16,782
Net earnings	$3,533	$2,684	$2,574	$33,484	$42,275
Basic net earnings per share (1)	$0.05	$0.04	$0.04	$0.49	$0.61
Diluted net earnings per share	$0.05	$0.04	$0.04	$0.48	$0.61

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31
2006
Sales	$27,044	$30,066	$35,410	$35,733	$128,253
Cost of sales	$12,064	$13,440	$15,453	$16,318	$57,275
Gross margin	$14,980	$16,626	$19,957	$19,415	$70,978
Earnings from operations	$683	$1,408	$3,608	$2,363	$8,062
Net earnings	$355	$1,366	$3,504	$2,910	$8,135
Basic and diluted net earnings per share	$0.01	$0.02	$0.05	$0.04	$0.12

(1)	Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth-Quarter Results

In the fourth quarter of fiscal 2008, sales were $50.9 million, compared to $43.0 million in 2007.

In the fourth quarter of fiscal 2008, we posted sales growth due to the market acceptance of our next-generation IP test solutions and continued market-share gains in optical test solutions as well as due to continued spending in access networks fueled by the competitive dynamic between telephone and cable companies. Namely, in the fourth quarter of fiscal 2008, we posted record-high sales of protocol test solutions, including next-generation IP test solutions and product lines of newly acquired Brix Networks and Navtel Communications, which contributed to increase in sales by $3.2 million year-over-year. In fact, protocol test solutions represented our fastest-growing product line in the fourth quarter of fiscal 2008 with a year-over-year sales increase of 127.2%.

In the fourth quarter of fiscal 2008, gross margin reached 59.9% of global sales, compared to 57.9% for the same period last year. In the fourth quarter of fiscal 2008, our gross margin was positively affected by the significant increase in sales of our protocol test solutions year-over-year, including those of Brix Networks and Navtel Communications, as these products have better margins than our other test solutions. In addition, the significant increase in global sales, year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. Also, our cost of goods was positively affected by lower costs for raw material due to the significant increase in the value of the Canadian dollar, compared to the US dollar in the last several quarters, as most of these costs are incurred in US dollars.

However, the shift in sales between the Americas in favor of Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) had a negative impact on our gross margin year-over-year. In fact, sales to EMEA and APAC tend to have lower margins than sales to the Americas. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, in the fourth quarter of fiscal 2008, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as most of our overhead costs and a portion of our raw material purchases are denominated in Canadian dollars. Finally, the setup of our own manufacturing activities in China, over the last few months, resulted in additional expenses, which reduced our gross margin in the fourth quarter of fiscal 2008, compared to the same period last year.

In the fourth quarter of fiscal 2008, earnings from operations amounted to $3.6 million, compared to $9.1 million for the same period last year. Earnings from operations in the fourth quarter of fiscal 2007 included $3.2 million from the recognition of prior years’ non-refundable research and development tax credits as well as a one-time grant of $1.1 million. Earnings from operations in the fourth quarter of fiscal 2008 included the negative effect of newly acquired Brix Networks. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, had a negative impact on earnings from operations as a portion of our cost of goods and our operating expenses is denominated in Canadian dollars. Finally, the setup of our own manufacturing activities in China and of a research center in India, over the last few months, resulted in additional expenses, which reduced our earnings from operations in the fourth quarter of fiscal 2008, compared to the same period last year. However, increased sales volume and gross margin mitigated these negative effects.

Net earnings amounted to $3.3 million, or $0.05 per diluted share, in the fourth quarter of fiscal 2008, compared to $33.5 million, or $0.48 per diluted share, for the same period last year. In addition to the explanations above, in the fourth quarter of fiscal 2007, we recorded $24.6 million worth of future income tax assets for which a valuation allowance was established during the telecom downturn in the telecommunications industry in 2003.

MANAGEMENT’S REPORTS

RESPONSIBILITY FOR FINANCIAL INFORMATION

EXFO management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO’s policy is to maintain systems of internal accounting, and administrative and disclosure controls—reinforced by standards of conduct and ethics set out in written policies—to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of independent outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.

INTERNAL CONTROL OVER FINANCIAL REPORTING

EXFO management is responsible for establishing and maintaining adequate internal control over financial reporting. EXFO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

EXFO’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EXFO; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of EXFO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of EXFO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The recent acquisitions of Navtel Communications Inc. and Brix Networks Inc. have been excluded from management’s assessment of internal controls as at August 31, 2008, because these companies were acquired by EXFO in March and April 2008, respectively; therefore, it was not possible for management to assess their internal control over financial reporting in the period between the consummation dates and the date of management’s assessment.

Management conducted an evaluation of the effectiveness of EXFO’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that EXFO’s internal control over financial reporting was effective as at August 31, 2008.

The company’s internal control over financial reporting as at August 31, 2008 has been audited by PricewaterhouseCoopers LLP, the independent auditors, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and Chief Executive Officer	/s/ Pierre Plamondon PIERRE PLAMONDON, CA Vice-President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
EXFO Electro-Optical Engineering Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of EXFO Electro-Optical Engineering Inc. as at August 31, 2008 and 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets and statements of accumulated other comprehensive income of EXFO Electro-Optical Engineering Inc. as at August 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income, retained earnings and contributed surplus and cash flows for each of the years in the three-year period ended August 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited EXFO Electro-Optical Engineering Inc.'s internal control over financial reporting as at August 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at August 31, 2008 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
October 15, 2008, except as to note 20 which is as of November 10, 2008

EXFO Electro-Optical Engineering Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,

	2008	2007
Assets

Current assets
Cash	$5,914	$5,541
Short-term investments (notes 8, 11 and 17)	81,626	124,217
Accounts receivable (notes 8 and 17)
Trade	31,473	26,699
Other (note 17)	4,753	2,479
Income taxes and tax credits recoverable (notes 3 and 14)	4,836	6,310
Inventories (notes 5 and 8)	34,880	31,513
Prepaid expenses	1,774	1,391
Future income taxes (note 15)	9,140	7,609

	174,396	205,759

Tax credits recoverable (notes 3 and 14)	20,657	−

Property, plant and equipment (notes 6 and 8)	19,875	18,117

Intangible assets (notes 7 and 8)	19,945	9,628

Goodwill (note 7)	42,653	28,437

Future income taxes (note 15)	15,540	17,197

	$293,066	$279,138
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$24,713	$22,721
Deferred revenue	5,079	2,598

	29,792	25,319

Deferred revenue	3,759	3,414

Future income taxes (note 15)	–	240

	33,551	28,973

Commitments (note 10)

Contingencies (note 11)

Shareholders’ equity

Share capital (note 12)	142,786	150,019
Contributed surplus	5,226	4,453
Retained earnings (note 12)	60,494	42,275
Accumulated other comprehensive income (note 2)	51,009	53,418

	259,515	250,165

	$293,066	$279,138

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

/s/ Germain Lamonde GERMAIN LAMONDE Chairman, President and CEO	/s/ André Tremblay ANDRÉ TREMBLAY Chairman, Audit Committee

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,

	2008	2007	2006

Sales (note 18)	$183,790	$152,934	$128,253

Cost of sales (1,2)	75,624	65,136	57,275

Gross margin	108,166	87,798	70,978

Operating expenses
Selling and administrative (1)	61,153	49,580	40,298
Net research and development (1) (notes 14 and 15)	26,867	16,668	15,404
Amortization of property, plant and equipment	4,292	2,983	3,523
Amortization of intangible assets	3,871	2,864	4,394
Impairment of long-lived assets (note 4)	–	–	604
Government grants (note 14)	–	(1,079)	(1,307)

Total operating expenses	96,183	71,016	62,916

Earnings from operations	11,983	16,782	8,062

Interest income	4,639	4,717	3,253
Foreign exchange gain (loss)	442	(49)	(595)

Earnings before income taxes and extraordinary gain (note 15)	17,064	21,450	10,720

Income taxes (note 15)
Current	(7,094)	3,741	2,585
Future	14,094	–	–
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	–

	1,676	(20,825)	2,585

Earnings before extraordinary gain	15,388	42,275	8,135

Extraordinary gain (note 3)	3,036	–	–

Net earnings for the year	$18,424	$42,275	$8,135

Basic and diluted earnings before extraordinary gain per share	$0.22	$0.61	$0.12

Basic and diluted net earnings per share	$0.27	$0.61	$0.12

Basic weighted average number of shares outstanding (000’s)	68,767	68,875	68,643

Diluted weighted average number of shares outstanding (000’s) (note 16)	69,318	69,555	69,275

(1) Stock-based compensation costs included in:
Cost of sales	$148	$118	$127
Selling and administrative	830	633	701
Net research and development	294	230	204

	$1,272	$981	$1,032

(2) The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Comprehensive Income and Accumulated
Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income

	Years ended August 31,

	2008	2007	2006

Net earnings for the year	$18,424	$42,275	$8,135
Foreign currency translation adjustment	(2,289)	9,881	13,115
Changes in unrealized gains (losses) on short-term investments	31	–	–
Unrealized gains on forward exchange contracts	962	–	–
Reclassification of realized gains on forward exchange contracts in net earnings	(3,915)	–	–
Future income tax effect of the above items	909	–	–

Comprehensive income	$14,122	$52,156	$21,250

Accumulated other comprehensive income

	Years ended August 31,

	2008	2007

Foreign currency translation adjustment
Cumulative effect of prior years	$53,418	$43,537
Current year	(2,289)	9,881

	51,129	53,418
Unrealized gains (losses) on forward exchange contracts
Adjustment related to the implementation of new accounting standards (note 2)	1,948	–
Current year, net of realized gains and future income taxes	(2,044)	–

	(96)	–

Unrealized gains (losses) on short-term investments
Adjustment related to the implementation of new accounting standards (note 2)	(55)	–
Current year, net of future income taxes	31	–

	(24)	–

Accumulated other comprehensive income	$51,009	$53,418

Total retained earnings and accumulated other comprehensive income amounted to $95,693 and $111,503 as at August 31, 2007 and 2008, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus

(in thousands of US dollars)

Retained earnings (deficit)

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$42,275	$–	$(381,846)

Add (deduct)
Adjustment related to the implementation of new accounting standards (note 2)	55	–	–
Net earnings for the year	18,424	42,275	8,135
Premium on redemption of share capital (note 12)	(260)	–	–
Elimination of deficit by reduction of share capital (note 12)	–	–	373,711

Balance – End of year	$60,494	$42,275	$–

Contributed surplus

	Years ended August 31,

	2008	2007	2006

Balance – Beginning of year	$4,453	$3,776	$2,949

Add (deduct)
Stock-based compensation costs	1,287	973	1,027
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards (note 12)	(514)	(296)	(200)

Balance – End of year	$5,226	$4,453	$3,776

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,

	2008	2007	2006

Cash flows from operating activities
Net earnings for the year	$18,424	$42,275	$8,135
Add (deduct) items not affecting cash
Change in discount on short-term investments	1,035	(404)	(229)
Stock-based compensation costs	1,272	981	1,032
Amortization	8,163	5,847	7,917
Impairment of long-lived assets	–	–	604
Gain on disposal of capital assets	–	(117)	–
Deferred revenue	47	1,299	786
Government grants	–	(752)	(1,307)
Future income taxes	8,770	(24,566)	–
Extraordinary gain	(3,036)	–	–

	34,675	24,563	16,938

Change in non-cash operating items
Accounts receivable	(4,338)	(5,468)	(2,637)
Income taxes and tax credits	(12,833)	(3,403)	329
Inventories	(2,166)	(5,456)	(2,287)
Prepaid expenses	(127)	85	79
Accounts payable and accrued liabilities	(1,416)	4,105	(144)

	13,795	14,426	12,278
Cash flows from investing activities
Additions to short-term investments	(717,020)	(807,056)	(673,289)
Proceeds from disposal and maturity of short-term investments	760,310	793,435	681,500
Additions to capital assets	(6,508)	(5,547)	(3,378)
Net proceeds from disposal of capital assets	–	3,092	–
Business combinations, net of cash acquired (note 3)	(41,016)	–	(18,054)

	(4,234)	(16,076)	(13,221)
Cash flows from financing activities
Repayment of long-term debt	–	(472)	(415)
Redemption of share capital (note 12)	(8,068)	–	–
Exercise of stock options	61	802	557

	(8,007)	330	142

Effect of foreign exchange rate changes on cash	(1,181)	8	535

Change in cash	373	(1,312)	(266)

Cash – Beginning of year	5,541	6,853	7,119

Cash – End of year	$5,914	$5,541	$6,853

Supplementary information
Interest paid	$55	$57	$65
Income taxes paid	$759	$3,527	$2,541

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities

EXFO Electro-Optical Engineering Inc. (“EXFO”) designs, manufactures and markets a line of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers integrated solutions extending across the full technology lifecycle from design to technology deployment and onto service assurance and covering all layers of a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions for medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors. EXFO’s products are sold in approximately 95 countries around the world.

2  Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and significant differences in measurement and disclosure from U.S. GAAP are set out in note 19. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the useful lives of capital assets, the valuation of long-lived assets, the valuation allowance for future income taxes, the amount of certain accrued liabilities and deferred revenue as well as stock-based compensation costs. Actual results could differ from those estimates.

Reporting currency

The measurement currency of the company is the Canadian dollar. The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. The cumulative foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

Foreign currency translation

Foreign currency transactions

Transactions denominated in currencies other than the measurement currency are translated into the relevant measurement currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Foreign exchange gains and losses arising from such translation are reflected in the statements of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Integrated foreign operations

The financial statements of integrated foreign operations are remeasured into the relevant measurement currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates, unless such assets and liabilities are carried at market value, in which case, they are remeasured at the exchange rate in effect on the date of the balance sheet. Revenues and expenses are remeasured at the monthly average exchange rate. Foreign exchange gains and losses arising from such remeasurement are reflected in the statements of earnings.

Forward exchange contracts

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

In accordance with the new requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, the company’s forward exchange contracts are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings.

Prior to the adoption of Section 3855 on September 1, 2007, the company’s forward exchange contracts qualified for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts were recognized as an adjustment of the revenues when the corresponding hedged sales were recorded.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments.

In accordance with the new requirements of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, adopted by the company on September 1, 2007, short-term investments are classified as available-for-sale securities; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings.

Interest income on short-term investments is recorded in interest income in the statements of earnings and in cash flows from operating activities in the statements of cash flows.

Prior to the adoption of Section 3855 on September 1, 2007, short-term investments were valued at the lower of cost and market value. Cost consisted of acquisition cost plus amortization of discount or less amortization of premium.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

Term
Land improvements	5 years
Buildings	25 years
Equipment	2 to 10 years
Leasehold improvements	The lesser of useful life and remaining lease term

Intangible assets, goodwill and amortization

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents existing technology that was acquired in business combinations and that has reached technological feasibility. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology and four and 10 years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired. Recoverability of goodwill is determined at the reporting unit level, using a two-step approach. First, the carrying value of a reporting unit is compared to its fair value, which is usually determined based on a combination of discounted future cash flows and a market approach. If the carrying value of a reporting unit exceeds its fair value, the second step is performed. In this step, the amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value, and the loss is charged to earnings in the period in which it is incurred. For the purposes of this impairment test, the fair value of goodwill is estimated in the same way as goodwill is determined in business combinations; that is, the excess of the fair value of a reporting unit over the estimated fair value of its net identifiable assets.

The company performs its annual impairment test in the third quarter of each fiscal year for all its existing reporting units.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that cost may not be recoverable. Impairment exists when the carrying amount/value of an asset or group of assets is greater than the undiscounted future cash flows expected to be provided by the asset or group of assets. The amount of impairment loss, if any, is the excess of the carrying value over the fair value. The company assesses fair value of long-lived assets based on discounted future cash flows.

Warranty

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Revenue recognition

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Provisions are made for estimated returns, warranties and support obligations.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

Maintenance contracts generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and ongoing customer support. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed or determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed or determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, when a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Advertising costs

Advertising costs are expensed as incurred.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grant.

Research and development expenses

All expenses related to research, as well as development activities that do not meet generally accepted criteria for deferral are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral, in accordance with the CICA Handbook Section 3450, “Research and Development”, are capitalized, net of related tax credits and government grants, and are amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2008, the company had not deferred any development costs.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry forward of unused tax losses and reductions, using substantively enacted income tax rates expected to be in effect for the years in which the assets are expected to be realized or the liabilities to be settled.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation costs

The company accounts for stock-based compensation on stock options, restricted share units and deferred share units, using the fair value-based method. The company accounts for stock-based compensation on stock appreciation rights, using the intrinsic value method. Stock-based compensation costs are amortized to expense over the vesting periods.

New accounting standards and pronouncements

Adopted in fiscal 2008

On September 1, 2007, the company adopted the CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”. Sections 3251 and 3865 have been adopted prospectively, while Section 3855 has been applied retroactively, without restatement of prior years’ financial statements, and Section 1530 has been applied retroactively with restatement of prior years’ financial statements.

Following the adoption of Section 3855, the company classified its financial instruments as follows:

Cash

Cash is classified as a financial asset held for trading and is carried at fair value in the balance sheet, and any changes in its fair value are reflected in the statements of earnings.

Short-term investments

The company has elected to classify its short-term investments as available-for-sale securities; therefore they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in comprehensive income. Upon the disposal of these assets, accumulated changes in their fair value are reclassified in the statements of earnings. Also, upon the adoption of this new standard, unrealized losses on short-term investments as at August 31, 2007, in the amount of $55,000 (previously recorded in the statements of earnings), have been reclassified from the opening balance of retained earnings to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Accounts receivable

Accounts receivable are classified as loans and receivables. After their initial measurement at fair value, they are carried at amortized cost, which generally corresponds to nominal amount due to their short-term maturity.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are classified as other financial liabilities. They are initially measured at their fair value. Subsequent measurements are at amortized cost, using the effective interest rate method. For the company, that value corresponds to nominal amount as a result of their short-term maturity.

Forward exchange contracts

Forward exchange contracts, which qualify for hedge accounting, are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable. They are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of related hedged sales, accumulated changes in fair value are reclassified in the statements of earnings. Unrecognized gains on forward exchange contracts as at August 31, 2007, in the amount of $1,948,000, net of future income taxes of $916,000, have been reflected as an adjustment to the opening balance of accumulated other comprehensive income for the year ended August 31, 2008.

Cumulative foreign currency translation adjustment

The cumulative foreign currency translation adjustment, which is solely the result of the translation of the company’s consolidated financial statements in US dollars (the reporting currency), has been reclassified to be presented as a component of accumulated other comprehensive income for all years presented.

Transition

The company has elected to use September 1, 2002, as the transition date for embedded derivatives.

Other than the adjustments described above for the short-term investments and the forward exchange contracts, the recognition, derecognition and measurement methods used to prepare the consolidated financial statements have not changed from the methods of years prior to the effective date of these new standards. Consequently, there were no further adjustments to record on transition.

Section 1506, “Accounting Changes”

On September 1, 2007, the company adopted Section 1506, “Accounting Changes”. This section establishes criteria for changes in accounting policies and accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosure is provided below. The adoption of this section had no effect on the company’s consolidated financial statements for the year ended August 31, 2008.

To be adopted after fiscal 2008

In December 2006, the CICA issued three new sections, which provide a complete set of disclosure and presentation requirements for financial instruments: Section 3862, “Financial Instruments − Disclosures”; Section 3863, “Financial Instruments − Presentation”; and Section 1535, “Capital Disclosures”.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Section 3862 replaces the disclosure portion of Section 3861, “Financial Instruments − Disclosure and Presentation”. The new standard places increased emphasis on disclosures regarding risks associated with both recognized and unrecognized financial instruments and how these risks are managed. It is also intended to remove any duplicate disclosures and simplify the disclosures about concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward the presentation requirements from Section 3861, unchanged.

Section 1535 applies to all entities, regardless of whether they have financial instruments and are subject to external capital requirements. The new section requires disclosure of information about an entity’s objectives, policies and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.

Sections 1535, 3862 and 3863 apply to fiscal years beginning on or after October 1, 2007. The company will adopt these new standards on September 1, 2008, and is currently assessing the disclosure effects these new standards will have on its consolidated financial statements.

In June 2007, the CICA issued Section 3031, “Inventories”. This standard requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. The standard also requires the consistent use of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of inventories and requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new standard applies to fiscal years beginning on or after January 1, 2008. The company will adopt this new standard on September 1, 2008, and its adoption will have no significant effect on its consolidated financial statements.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation” to include new requirements regarding an entity’s ability to continue as a going concern. These amendments apply to fiscal years beginning on or after January 1, 2008. The company will adopt these amendments on September 1, 2008, and their adoption will have no effect on its consolidated financial statements.

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, which supersedes Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This new section applies to fiscal years beginning on or after October 1, 2008. The company will adopt this new standard on September 1, 2009, and has not yet determined the effects its adoption will have on its consolidated financial statements.

3  Business Combinations

Fiscal 2008

Navtel Communications Inc.

On March 26, 2008, the company acquired all issued and outstanding shares of Navtel Communications Inc. Based in Toronto, Canada, Navtel Communications Inc. was a privately held company specializing in tests for next-generation Internet Protocol networks. On March 26, 2008, Navtel Communications Inc. was liquidated into the parent company.

This acquisition was settled for a total cash consideration of $11,477,000, or $11,332,000 net of $145,000 of cash acquired. The total consideration included acquisition-related costs of $172,000.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since March 26, 2008, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$776
Inventories	447
Other current assets	320
Tax credits	7,074
Core technology	2,919
Future income tax assets	8,586
Current liabilities assumed
Accounts payable and accrued liabilities	(431)
Deferred revenue	(523)
Future income tax liabilities	(2,737)
Net identifiable assets acquired	16,431
Purchase price, net of cash acquired	11,332
Excess of the fair value of net identifiable assets acquired over the purchase price	$(5,099)

The excess of the fair value of the net identifiable assets acquired over the purchase price in the amount of $5,099,000 has been eliminated in part by fully reducing the value assigned to acquired core technology and related future income tax liabilities. The remaining excess in the amount of $3,036,000 has been presented as an extraordinary gain in the statement of earnings for the year ended August 31, 2008. The basic and diluted extraordinary gain per share amounted to $0.04 for the year ended August 31, 2008.

This business reports to the Telecom Division.

Brix Networks Inc. (renamed EXFO Service Assurance Inc.)

On April 22, 2008, the company acquired all issued and outstanding shares of Brix Networks Inc. (renamed EXFO Service Assurance Inc.). Based in the Boston (MA) area, Brix Networks Inc. was a privately held company offering VoIP and IPTV test solutions across the three areas that most affect the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

This acquisition was settled for a cash consideration of $29,696,000, or $29,684,000 net of $12,000 of cash acquired, plus a contingent cash consideration of up to a maximum of $7,537,000, based upon the achievement of a bookings volume exceeding $16,000,000 up to $40,000,000 in the 12 months following the acquisition. The purchase price allocation took into account severance expenses of $497,000 (note 4) for the termination of employees of the acquired business. Severance expenses payable as at August 31, 2008, in the amount of $292,000 (note 9), will be paid in the first quarter of fiscal 2009. Any amount payable for the contingent cash consideration will increase goodwill.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated financial statements of the company since April 22, 2008, being the date of acquisition.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$1,106
Inventories	1,229
Other current assets	488
Capital assets	1,097
Core technology	13,765
Future income tax assets	1,641
Current liabilities assumed
Accounts payable and accrued liabilities	(2,565)
Deferred revenue	(2,445)
Net identifiable assets acquired	14,316
Goodwill	15,368
Purchase price, net of cash acquired	$29,684

Intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Upon completion of the final purchase price allocation in the fourth quarter of fiscal 2008, the company revised the estimated fair value assigned to deferred revenue and reduced the fair value from $4,120,000 to $2,445,000, thus reducing goodwill as well.

Future income tax assets at the acquisition date amounted to $13,701,000 and were mainly comprised of net operating losses and research and development expenses carried forward. A valuation allowance of $8,195,000 was recorded against these assets. In the event that the company would reverse a portion or all of the valuation allowance, the amount of such reversal would reduce the amount of goodwill recognized at the date of acquisition.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is not deductible for tax purposes.

Fiscal 2006

Consultronics Limited

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), IP TV and VoIP test solutions for broadband access networks.

This acquisition was settled for a total cash consideration of $19,093,000 or $18,838,000 net of $255,000 of cash acquired. The purchase price allocation took into account severance expenses of $660,000 (note 4) for the termination of employees of the acquired business, as well as other acquisition-related costs of $822,000.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statements of earnings of the company since January 26, 2006, being the date of acquisition.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired, net of cash acquired
Accounts receivable	$2,298
Inventories	2,452
Other current assets	385
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

4  Special Charges

Impairment of long-lived assets

Fiscal 2006

In June 2006, the company entered into an agreement to sell one of its buildings (located in Rochester, NY) along with some equipment, and it recorded an impairment charge of $604,000 in fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price. These assets were finally sold during the fourth quarter of fiscal 2006 for the expected net selling price. These assets were related to the Life Sciences and Industrial Division.

Restructuring charges

Year ended August 31, 2008

	Balance as at August 31, 2007		Additions	Payments	Balance as at August 31, 2008

Fiscal 2008 plan (notes 3 and 9)
Severance expenses	$	−	$497	$(205)	$292

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Year ended August 31, 2007

	Balance as at August 31, 2006	Additions		Payments	Balance as at August 31, 2007
Fiscal 2006 plan
Severance expenses	$631	$	−	$(631)	$	−

Fiscal 2003 plan
Exited leased facilities	60		−	(60)		−

Total for all plans (note 9)	$691	$	−	$(691)	$	−

Year ended August 31, 2006

	Balance as at August 31, 2005	Additions	Payments	Balance as at August 31, 2006
Fiscal 2006 plan
Severance expenses (note 3)	$–	$660	$(29)	$631

Fiscal 2003 plan
Exited leased facilities	150	–	(90)	60

Total for all plans	$150	$660	$(119)	$691

5  Inventories

	As at August 31,

	2008	2007

Raw materials	$17,651	$16,898
Work in progress	1,961	1,387
Finished goods	15,268	13,228

	$34,880	$31,513

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6  Property, Plant and Equipment

	As at August 31,

	2008		2007

	Cost	Accumulated amortization	Cost	Accumulated amortization

Land and land improvements	$2,295	$1,184	$2,265	$1,177
Buildings	12,319	3,985	12,300	3,516
Equipment	36,423	27,083	33,184	25,710
Leasehold improvements	3,698	2,608	3,236	2,465

	54,735	$34,860	50,985	$32,868
Less:
Accumulated amortization	34,860		32,868

	$19,875		$18,117

As at August 31, 2006, 2007 and 2008, unpaid purchases of property, plant and equipment amounted to $176,000, $464,000 and $414,000, respectively.

7  Intangible Assets and Goodwill

	As at August 31,

	2008		2007

	Cost	Accumulated amortization	Cost	Accumulated amortization

Core technology	$62,933	$45,981	$50,014	$43,298
Software	8,631	5,638	8,083	5,171

	71,564	$51,619	58,097	$48,469
Less:
Accumulated amortization	51,619		48,469

	$19,945		$9,628

Estimated amortization expense for intangible assets in each of the next five fiscal years amounts to $5,387,000 in 2009, $5,336,000 in 2010, $4,127,000 in 2011, $2,909,000 in 2012 and $1,752,000 in 2013.

Additions to intangible assets for the years ended August 31, 2006, 2007 and 2008 amounted to $9,190,000, $1,156,000 and $14,828,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the carrying value of goodwill are as follows:

	Years ended August 31,
	2008			2007

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

Balance - Beginning of year	$23,622	$4,815	$28,437	$22,545	$4,597	$27,142
Addition from business combinations (note 3)	15,368	−	15,368	−	−	−
Foreign currency translation adjustment	(1,124)	(28)	(1,152)	1,077	218	1,295

Balance – End of year (note 18)	$37,866	$4,787	$42,653	$23,622	$4,815	$28,437

8  Credit Facilities

The company has a line of credit that provides for advances of up to CA$10,000,000 (US$9,411,000). This line of credit bears interest at prime rate. As at August 31, 2008, an amount of CA$1,542,000 (US$1,451,000) was reserved from this line of credit for letters of guarantee (note 11).

The company also has a second line of credit, which provides for advances of up to CNY10,000,000 (US$1,500,000) and up to US$2,500,000. This line of credit bears interest at the Chinese prime rate for advances made in CNY and at LIBOR plus 3.5% for advances made in US dollars. As at August 31, 2008, this line of credit was unused.

Finally, the company has other lines of credit of $20,000,000 for the foreign currency risk exposure related to its forward exchange contracts (note 17). As at August 31, 2008, an amount of $1,473,000 was reserved from these lines of credit.

These lines of credit are renewable annually. Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company are pledged as collateral against these lines of credit.

9  Accounts Payable and Accrued Liabilities

	As at August 31,

	2008	2007

Trade	$10,303	$11,749
Salaries and social benefits	8,888	7,929
Warranty	974	800
Commissions	761	824
Tax on capital	923	524
Restructuring charges (note 4)	292	−
Forward exchange contracts (note 17)	714	−
Other	1,858	895

	$24,713	$22,721

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Changes in the warranty provision are as follows:

	As at August 31,

	2008	2007

Balance – Beginning of year	$800	$1,006
Provision	655	801
Addition from business combinations	175	−
Settlements	(656)	(1,007)

Balance – End of year	$974	$800

10    Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through August 2013. As at August 31, 2008, minimum rentals payable under these operating leases in each of the next five years will amount to $3,596,000 in 2009, $3,051,000 in 2010, $1,528,000 in 2011, $629,000 in 2012 and $57,000 in 2013. Total commitments for these operating leases amount to $8,861,000.

For the years ended August 31, 2006, 2007 and 2008, rental expenses amounted to $1,523,000, $1,847,000 and $2,427,000, respectively.

11    Contingencies

Class action

On November 27, 2001, a class-action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006.  The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants.  The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class-action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain of the defendants in the focus cases moved to dismiss the second consolidated amended class-action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008.

Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. The company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2008.

Letters of guarantee

As at August 31, 2008, in the normal course of its operations, the company had outstanding letters of guarantee in the amount of CA$6,018,000 (US$5,663,000), which expire at various dates through fiscal 2010. From this amount, the company had CA$1,542,000 (US$1,451,000) worth of letters of guarantee for its own selling and purchase requirements, which were reserved from one of the lines of credit (note 8). The remainder in the amount of CA$4,476,000 (US$4,212,000) was used by the company to secure its line of credit in CNY. This line of credit was unused as at August 31, 2008 (note 8). These letters of guarantee were secured by short-term investments.

12    Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity since August 31, 2005:

	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2005	37,900,000	$1	30,665,774	$521,874	$521,875

Exercise of stock options (note 13)	–	–	182,425	557	557
Redemption of restricted share units (note 13)	–	–	4,770	–	–
Conversion of multiple voting shares into subordinate voting shares	(757,000)	–	757,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	200	200
Elimination of deficit by reduction of share capital (1)	–	–	–	(373,711)	(373,711)

Balance as at August 31, 2006	37,143,000	1	31,609,969	148,920	148,921

Exercise of stock options (note 13)	–	–	250,528	802	802
Redemption of restricted share units (note 13)	–	–	1,064	–	–
Conversion of multiple voting shares into subordinate voting shares	(500,000)	–	500,000	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	296	296

Balance as at August 31, 2007	36,643,000	1	32,361,561	150,018	150,019

Exercise of stock options (note 13)	–	–	18,500	61	61
Redemption of restricted share units (note 13)	–	–	65,870	–	–
Redemption of deferred share units (note 13)	–	–	20,695	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	514	514
Redemption of share capital (2)	–	–	(1,682,921)	(7,808)	(7,808)

Balance as at August 31, 2008	36,643,000	$1	30,783,705	$142,785	$142,786

(1)	On August 31, 2006, upon the approval of the Board of Directors, the company eliminated its deficit against its share capital.
(2)
On November 5, 2007, the Board of Directors of the company approved a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% of the company’s public float (as defined by the Toronto Stock Exchange), or 2,869,585 subordinate voting shares, at the prevailing market price. The company uses cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commenced on November 8, 2007, and ended on November 7, 2008. All shares repurchased by the company under the bid are cancelled (note 20).

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13   Stock-Based Compensation Plans

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles stock options and redeems restricted share units and deferred share units through the issuance of common shares from treasury.

Long-term incentive plan

In May 2000, the company established a Stock Option Plan for directors, executive officers and employees and those of the company’s subsidiaries, as determined by the Board of Directors. In January 2005, the company made certain amendments to the existing Stock Option Plan, including the renaming of the plan to Long-Term Incentive Plan, which includes stock options and restricted share units. This plan was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding stock options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2005:

	Years ended August 31,

	2008		2007		2006

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	1,929,388	$21	2,439,375	$20	2,763,759	$19
Granted	−	−	−	−	31,992	6
Exercised	(18,500)	3	(250,528)	4	(182,425)	4
Forfeited	(8,750)	6	(37,869)	5	(68,489)	6
Expired	(80,657)	29	(221,590)	37	(105,462)	27

Outstanding – End of year	1,821,481	$21	1,929,388	$21	2,439,375	$20

Exercisable – End of year	1,762,969	$21	1,746,699	$22	1,852,870	$25

The intrinsic value of stock options exercised during fiscal 2006, 2007 and 2008 was $481,000, $743,000 and $43,000, respectively.

The weighted average grant-date fair value of stock options granted during fiscal 2006 amounted to $4.76.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of stock options granted in fiscal 2006 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

Risk-free interest rate	3.9%
Expected volatility	87%
Dividend yield	Nil
Expected life	66 months

The factors considered in developing assumptions used in the Black-Scholes option valuation model are the following:

The risk-free interest rate is based on the interest rate on Government of Canada bonds for maturities consistent with the expected life of the stock options. The historical volatility of the company’s common share price is used to establish the expected share price volatility. Finally, the company estimates the expected life of the stock options based on historical data related to employees’ exercise of stock options.

The following table summarizes information about stock options as at August 31, 2008:

	Stock options outstanding				Stock options exercisable

Exercise price	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
(CA$)		(CA$)	(CA$)			(CA$)	(CA$)
$2.50 to $3.36	259,625	$2.51	$509	4.1 years	259,625	$2.51	$509	4.1 years
$3.96 to $5.60	409,404	5.10	2	5.7 years	356,170	5.03	2	5.5 years
$6.22 to $9.02	149,641	6.56	–	5.4 years	144,363	6.58	–	5.4 years
$14.27 to $20.00	396,846	15.55	–	3.1 years	396,846	15.55	–	3.1 years
$29.70 to $43.00	437,474	36.39	–	2.2 years	437,474	36.39	–	2.2 years
$51.25 to $68.17	132,561	66.45	–	2.0 years	132,561	66.45	–	2.0 years
$83.66	35,930	83.66	–	2.0 years	35,930	83.66	–	2.0 years

	1,821,481	$20.66	$511	3.7 years	1,762,969	$21.16	$511	3.6 years

Restricted Share Units (RSUs)

RSUs are “phantom” shares that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of ten years from the award date, being the required period of service from employees. RSUs granted under the plan expire at the latest ten years from the date of grant. Fair value of RSUs equals the market price of the common shares on the date of grant. This plan was approved by the shareholders of the company.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes RSU activity since August 31, 2005:

	Years ended August 31,

	2008	2007	2006

Outstanding – Beginning of year	488,015	327,877	176,185
Granted	469,847	219,002	173,803
Redeemed	(65,870)	(1,064)	(4,770)
Forfeited	(44,201)	(57,800)	(17,341)

Outstanding – End of year	847,791	488,015	327,877

None of the RSUs outstanding, as at August 31, 2006, 2007 and 2008, were redeemable. As at August 31, 2008, the weighted average remaining contractual life of the outstanding RSUs was 8.6 years. The weighted average grant-date fair value of RSUs granted during fiscal 2006, 2007 and 2008 amounted to $5.39, $6.48 and $5.46, respectively.

As at August 31, 2008, the intrinsic value of RSUs outstanding was $3,566,000.

Expected forfeitures are immaterial to the company and are not reflected in the table above.

As at August 31, 2008, unrecognized stock-based compensation costs of unvested RSUs amounted to $3,390,000. The weighted average period over which they are expected to be recognized is 3.1 years.

Deferred share unit plan

In January 2005, the company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and will be redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity since August 31, 2005:

	Years ended August 31,

	2008	2007	2006

Outstanding – Beginning of year	64,718	43,290	23,734
Granted	35,162	21,428	19,556
Redeemed	(20,695)	–	–

Outstanding – End of year	79,185	64,718	43,290

None of the DSUs outstanding as at August 31, 2006, 2007 and 2008 were redeemable. The weighted average grant-date fair value of DSUs granted during fiscal 2006, 2007 and 2008 amounted to $5.81, $6.29 and $5.14.

As at August 31, 2008, the intrinsic value of DSUs outstanding was $335,100.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock appreciation rights plan

In August 2001, the company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant and vest over a four-year period, being the required period of service from employees, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity since August 31, 2005:

	Years ended August 31,

	2008		2007		2006

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding – Beginning of year	27,700	$11	24,500	$11	19,000	$12
Granted	3,000	6	5,200	6	5,500	6
Forfeited	–	–	(2,000)	2	–	–

Outstanding – End of year	30,700	$10	27,700	$11	24,500	$11

Exercisable – End of year	19,550	$12	13,875	$15	11,000	$18

The following table summarizes information about stock appreciation rights as at August 31, 2008:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$4.51 to $6.50	25,700	7.2 years	14,550
$22.25	2,500	2.4 years	2,500
$45.94	2,500	2.0 years	2,500

	30,700	6.4 years	19,550

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14    Other Disclosures

Net research and development expenses

Net research and development expenses comprise the following:

	Years ended August 31,

	2008	2007	2006

Gross research and development expenses	$32,454	$25,201	$19,488
Research and development tax credits and grants	(5,587)	(5,371)	(4,084)
Recognition of previously unrecognized research and development tax credits (note 15)	–	(3,162)	–

	$26,867	$16,668	$15,404

Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,220,000 over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company had deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program related to jobs created. In fiscal 2006, the sponsor of the program granted the company its final approval, and the company recorded CA$1,450,000 (US$1,307,000) in the earnings from operations in the statement of earnings of fiscal 2006.

Furthermore, until December 31, 2006, companies operating in the Quebec City area were eligible for a refundable credit granted by the Quebec provincial government. This credit was earned based on the increase of eligible production and marketing salaries incurred in the Quebec City area at a rate of 40%. From the total amount claimed by the company under this program, a sum of CA$1,142,000 (US$1,079,000) was deferred in the balance sheet until the company received the final approval of eligible salaries by the sponsor of the program. In fiscal 2007, the sponsor of the program granted the company its final approval, and the company recorded CA$1,142,000 (US$1,079,000) in the earnings from operations in the statement of earnings of fiscal 2007.

Defined contribution plans

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Deferred profit-sharing plan

The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 2% of an employee’s gross salary, provided that the employee has contributed at least 2% of his gross salary to a tax-deferred registered retirement savings plan. Cash contributions to this plan and expenses for the years ended August 31, 2006, 2007 and 2008, amounted to $316,000, $419,000 and $531,000, respectively.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

•	401K plan

The company maintains a 401K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. During the years ended August 31, 2006, 2007 and 2008, the company recorded cash contributions and expenses totaling $126,000, $166,000 and $216,000, respectively.

15    Income Taxes

Fiscal 2006

Since fiscal 2003, the company has maintained a full valuation allowance against its consolidated future income tax assets. In fiscal 2006, the company recorded an income tax expense of $2,585,000. Most of this expense represented income taxes payable at the Canadian federal level, which were reduced by research and development tax credits that were recorded against gross research and development expenses in the statement of earnings of that year.

Fiscal 2007

During fiscal 2007, after reviewing both available positive and negative evidence, and because the company was in a cumulative profit position in the parent company (Canadian federal and provinces level) and in one of its subsidiaries, located in the United States, and also because the company expected to generate sufficient taxable income in future years, management concluded that it was more likely than not that future income tax assets and deferred non-refundable research and development tax credits of the parent company and a portion of the company’s future income tax assets in the United States would be realizable. Consequently, it reversed a portion of its valuation allowance against future income tax assets in the amount of $24,566,000 and recognized previously unrecognized non-refundable research and development tax credits in the amount of $3,162,000 (note 14). Future income tax assets recognized in 2007 were recorded in the income tax provision, while research and development tax credits were recorded against gross research and development expenses in the statement of earnings for that year.

However, in the United States (federal level), based on available positive and negative evidence as at August 31, 2007, as well as the level and the nature of cumulative and expected profits, the company maintained a valuation allowance of $7,568,000 on a portion of its future income tax assets in this tax jurisdiction because it was more likely than not that these assets would not be recovered. These future income tax assets consisted of operating losses carried forward.

In other tax jurisdictions where the company has future income tax assets, the company was still in a cumulative loss position as at August 31, 2007, and available negative evidence outweighed positive evidence. Consequently, for these tax jurisdictions, the company maintained a full valuation allowance against its future income tax assets. As at August 31, 2007, the valuation allowance recorded by the company for these tax jurisdictions amounted to $4,924,000 and mainly related to deferred operating losses.

Fiscal 2008

During fiscal 2008, reductions to the Canadian federal statutory tax rate were substantively enacted. Therefore, Canadian federal future income tax assets decreased by $1,524,000, and generated a future income tax expense in the same amount during the year.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition, during fiscal 2008, taking into consideration these new Canadian federal substantively enacted tax rates, the company reviewed its tax strategy for the future use of its Canadian federal operating losses, research and development expenses, certain timing differences and research and development tax credits to minimize income taxes payable on future years’ taxable income. Consequently, it amended its prior year’s income tax returns to generate a net operating loss to be carried back to prior years, which reinstated previously used research and development tax credits. This resulted in an increase of its tax-related assets of $2,715,000 and an income tax recovery of the same amount in the statement of earnings for the year ended August 31, 2008.

Finally, during fiscal 2008, considering the expected positive impacts the acquisitions of Navtel Communications Inc. and Brix Networks Inc. will have on future years’ taxable income at the United States (federal) level and because actual taxable income in the United States is greater than initially expected, management concluded that it was more likely than not that all future income tax assets of its existing consolidated U.S. group would be recovered. Consequently, it reversed its valuation allowance against future income tax assets in the amount of $7,617,000. The portion of the valuation allowance that was reversed, and that was attributable to the effects of the Navtel Communications Inc. and Brix Networks Inc. acquisitions, in the amount of $652,000 and $1,641,000, respectively, were included in the purchase price allocation of the related acquired businesses. The remainder of the reversal, in the amount of $5,324,000, has been recorded in income taxes in the statement of earnings for the year ended August 31, 2008.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,

	2008	2007	2006

Income tax provision at combined Canadian federal and provincial statutory tax rate (31% in 2008 and 32% in 2007 and 2006)	$5,290	$6,864	$3,430

Increase (decrease) due to:
Foreign income taxed at different rates	147	(12)	(85)
Non-taxable income	(448)	(109)	(207)
Non-deductible expenses	998	692	527
Change in tax rates	1,522	105	497
Change in tax strategy	(2,715)	–	–
Foreign exchange effect of translation of foreign integrated subsidiaries	32	45	61
Other	378	236	239
Recognition of previously unrecognized future income tax assets	(5,324)	(24,566)	–
Utilization of previously unrecognized future income tax assets	(1,872)	(4,715)	(3,336)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	3,668	635	1,459

	$1,676	$(20,825)	$2,585
The income tax provision consists of the following:
Current
Canada	$(7,474)	$3,568	$2,573
Other	380	173	12

	(7,094)	3,741	2,585
Future
Canada	12,111	3,726	2,687
United States	376	428	(601)
Other	(189)	(74)	(209)

	12,298	4,080	1,877

Valuation allowance
Canada	812	(23,092)	(2,687)
United States	(4,545)	(5,628)	601
Other	205	74	209

	(3,528)	(28,646)	(1,877)
	8,770	(24,566)	–

	$1,676	$(20,825)	$2,585
Details of the company’s income taxes:
Earnings (loss) before income taxes and extraordinary gain
Canada	$18,347	$19,634	$13,202
United States	(748)	1,059	(2,103)
Other	(535)	757	(379)
	$17,064	$21,450	$10,720

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Significant components of the company’s future income tax assets and liabilities are as follows:

	As at August 31,

	2008	2007

Future income tax assets
Long-lived assets	$3,696	$4,304
Provisions and accruals	3,475	6,257
Deferred revenue	1,466	1,005
Share issue expenses	–	106
Research and development expenses	12,424	10,422
Losses carried forward	29,890	17,230

	50,951	39,324
Valuation allowance	(15,529)	(12,492)

	35,422	26,832

Future income tax liabilities
Research and development tax credits	(5,607)	(2,026)
Long-lived assets	(5,135)	–
Other	–	(240)

	(10,742)	(2,266)

Future income tax assets, net	$24,680	$24,566

As at August 31, 2008, the company had available operating and capital losses in several tax jurisdictions, against which a valuation allowance of $12,046,000 was recorded. The valuation allowance includes $6,291,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3).

The following table summarizes the year of expiry of these losses by tax jurisdiction:

	Canada		United States
Year of expiry	Federal	Provincial	and Other

2013	$787	$712	$–
2014	2,186	2,184	–
2015	1,174	1,174	–
2016	–	22	–
2017	–	33	–
2019	–	–	826
2020	–	–	3,470
2021	–	–	10,202
2022	–	–	9,615
2023	–	–	12,087
2024	–	–	7,076
2025	–	–	4,350
2026	1,019	1,019	1,971
2027	4,087	4,087	–
2028	395	395	769
Indefinite	14,154	14,494	19,634

	$23,802	$24,120	$70,000

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2008, in addition to operating and capital losses, the company had available research and development expenses in Canada amounting to $41,795,000 at the federal level and $29,264,000 at the provincial level; in the United States, research and development expenses amounted to $4,680,000. A valuation allowance of $2,850,000 was recorded against these assets. The valuation allowance includes $1,872,000 for which subsequently recognized benefits will be allocated to reduce goodwill (note 3). In Canada, these expenses can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction, and in the United States, these expenses can be carried forward against taxable income of fiscal years 2013 to 2016.

Finally, as at August 31, 2008, the company had non-refundable research and development tax credits at the Canadian federal level in the amount of $21,300,000 that can be carried forward against future years’ income taxes payable over the next 20 years. As at August 31, 2008, from this amount, $660,000 was not recorded in the financial statements.

16    Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,

	2008	2007	2006

Basic weighted average number of shares outstanding (000’s)	68,767	68,875	68,643
Plus dilutive effect of:
Stock options (000’s)	291	448	502
Restricted share units (000’s)	181	179	99
Deferred share units (000’s)	79	53	31

Diluted weighted average number of shares outstanding (000’s)	69,318	69,555	69,275

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,404	1,207	1,628

17    Financial Instruments

Short-term investments

Short-term investments consist of the following:

	As at August 31,

	2008	2007

Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 2.80% to 3.32% in 2008 and 3.98% to 4.67% in 2007, maturing on different dates between September 2008 and February 2009 in fiscal 2008, and September 2007 and January 2008 in fiscal 2007	$ 81,626	$124,217

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Fair value

Cash and short-term investments are carried at fair value. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments based on market value, amounted to $124,217,000 and $81,626,000 as at August 31, 2007 and 2008, respectively.

The fair value of forward exchange contracts, which represents the amount that the company would receive or pay to settle the contracts based on the forward exchange rate at year end, amounted to net gains of $3,422,000 and $62,000 as at August 31, 2007 and 2008, respectively. As at August 31, 2008, forward exchange contracts, in the amount of $614,000, are presented in the other receivables in the balance sheet, and forward exchange contracts, in the amount of $714,000, are presented in accounts payable and accrued liabilities in the balance sheet (note 9). As at August 31, 2007, the carrying value of forward exchange contracts amounted to $555,000.

Based on the portfolio of forward exchange contracts as at August 31, 2008, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $100,000.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company’s short-term investments consist of debt instruments issued by ten (seven in 2007) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a liquidity risk, and none of them represent asset-backed commercial paper. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $206,000 and $305,000 as at August 31, 2007 and 2008, respectively.

Interest rate risk

As at August 31, 2008, the company’s exposure to interest rate risk is summarized as follows:

Cash	Non-interest bearing
Short-term investments	As described above
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Forward exchange contracts

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, the majority of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2007 and 2008, the company held contracts to sell US dollars at various forward rates, which are summarized as follows (note 8):

	Contractual amounts	Weighted average contractual forward rates
As at August 31, 2007
September 2007 to August 2008	$36,900	1.1295
September 2008 to August 2009	14,200	1.1180
September 2009 to December 2009	1,200	1.1425
As at August 31, 2008
September 2008 to August 2009	$36,600	1.0686
September 2009 to August 2010	17,400	1.0535
September 2010 to August 2011	2,400	1.0619

18    Segment Information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions and network monitoring systems to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division offers solutions in medical-device and opto-electronics assembly, fluorescence microscopy and other life sciences sectors.

The reporting structure reflects how the company manages its business and how it classifies its operations for planning and measuring performance.

The following tables present information by segment:

	Year ended August 31, 2008

	Telecom Division	Life Sciences and Industrial Division	Total

Sales	$160,981	$22,809	$183,790
Earnings from operations	$9,524	$2,459	$11,983
Unallocated items:
Interest income			4,639
Foreign exchange gain			442

Earnings before income taxes and extraordinary gain			17,064
Income taxes			1,676

Earnings before extraordinary gain			15,388

Extraordinary gain			3,036

Net earnings for the year			$18,424

Amortization of capital assets	$4,128	$164	$4,292

Stock-based compensation costs	$1,171	$101	$1,272

Capital expenditures	$6,327	$181	$6,508

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Year ended August 31, 2007

	Telecom Division	Life Sciences and Industrial Division		Total

Sales	$129,839		$23,095	$152,934
Earnings from operations	$13,132		$3,650	$16,782
Unallocated items:
Interest income				4,717
Foreign exchange loss				(49)

Earnings before income taxes				21,450
Income taxes				(20,825)

Net earnings for the year				$42,275

Recognition of previously unrecognized research and development tax credits (note 14)	$(3,162)	$	−	$(3,162)

Government grants (note 14)	$(1,079)	$	−	$(1,079)

Amortization of capital assets	$5,557		$290	$5,847

Stock-based compensation costs	$886		$95	$981

Capital expenditures	$5,424		$123	$5,547

	Year ended August 31, 2006

	Telecom Division		Life Sciences and Industrial Division		Total

Sales		$107,376		$20,877	$128,253
Earnings from operations		$6,679		$1,383	$8,062
Unallocated items:
Interest income					3,253
Foreign exchange loss					(595)

Earnings before income taxes					10,720
Income taxes					2,585

Net earnings for the year					$8,135

Government grants (note 14)		$(1,307)	$	−	$(1,307)

Amortization of capital assets		$6,689		$1,228	$7,917

Stock-based compensation costs		$962		$70	$1,032

Impairment of long-lived assets (note 4)	$	−		$604	$604

Capital expenditures		$3,049		$329	$3,378

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at August 31,

	2008	2007

Telecom Division	$145,168	$109,065
Life Sciences and Industrial Division	9,571	9,199
Unallocated assets	138,327	160,874

	$293,066	$279,138

Unallocated assets are comprised of cash, short-term investments, other receivables on forward exchange contracts, income taxes and tax credits recoverable as well as future income taxes.

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,

	2008	2007	2006

United States	$79,471	$73,679	$59,457
Canada	14,219	9,619	8,767
Latin America	8,858	7,592	8,380

Americas	102,548	90,890	76,604

China	13,960	9,329	9,084
Other	15,148	11,445	10,186

Asia-Pacific	29,108	20,774	19,270

Europe, Middle-East and Africa	52,134	41,270	32,379

	$183,790	$152,934	$128,253

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2006 and 2007, one customer represented more than 10% of sales with 13.8% of sales ($17,706,000) in 2006 and 14.7% of sales ($22,480,000) in 2007. In fiscal 2008, no customer represented more than 10% of sales. For fiscal 2006 and 2007, this customer purchased from the Telecom Division.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-lived assets by geographic region are detailed as follows:

	As at August 31,

	2008			2007

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$15,916	$7,479	$23,007	$15,939	$9,563	$24,801
United States	918	12,397	19,646	13	21	3,636
China	1,965	16	−	1,520	22	−
Other	1,076	53	−	645	22	−

	$19,875	$19,945	$42,653	$18,117	$9,628	$28,437

19    United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States (SEC), the company is required to reconcile its financial statements for significant differences in measurement and disclosure between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X of the SEC not already provided in the accompanying financial statements.

Reconciliation of net earnings to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported net earnings and net earnings per share under Canadian GAAP as compared to U.S. GAAP. Refer to corresponding explanatory notes in the Reconciliation Items section.

			Years ended August 31,

			2008	2007	2006

Net earnings for the year in accordance with Canadian GAAP			$18,424	$42,275	$8,135
Unrealized losses on available-for-sale securities	a	)	−	55	–
Stock-based compensation costs related to stock appreciation rights	b	)	–	(73)	–

Net earnings for the year in accordance with U.S. GAAP			$18,424	$42,257	$8,135

Out of which:

Earnings before extraordinary gain			$15,388	$42,257	$8,135

Extraordinary gain			$3,036	$–	$–

Basic and diluted earnings before extraordinary gain per share in accordance with U.S. GAAP			$0.22	$0.61	$0.12
Basic and diluted net earnings per share in accordance with U.S. GAAP			$0.27	$0.61	$0.12

Basic weighted average number of shares outstanding (000’s)			68,767	68,875	68,643
Diluted weighted average number of shares outstanding (000’s)			69,318	69,555	69,275

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Refer to the corresponding explanatory note in the Reconciliation Items section.

			As at August 31,

			2008	2007

Shareholders’ equity in accordance with Canadian GAAP			$259,515	$250,165
Forward exchange contracts (note 2)	c	)	–	2,864
Goodwill	d	)	(12,640)	(12,697)
Future income tax assets (note 2)			–	(916)
Stock appreciation rights	b	)	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP			$246,802	$239,343

Statements of cash flows

For the years ended August 31, 2006, 2007 and 2008, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation items

a)	Short-term investments

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for short-term investments were eliminated (note 2). Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, short-term investments were carried at the lower of cost and market value and any unrealized loss was reflected in the statements of earnings. Under U.S. GAAP, short-term investments are classified as “available-for-sale securities” and carried at their fair value and any changes in their fair value are reflected in comprehensive income consistent with the accounting treatment required by Section 3855.

b)	Stock-based compensation costs related to stock appreciation rights

Under U.S. GAAP, stock-based compensation costs related to stock appreciation rights must be measured using the fair value-based method at the end of each period. The company uses the Black-Scholes options valuation model to measure the fair value of its stock appreciation rights, based on the same assumptions than those used for stock options. Changes in the fair value of these awards must be charged to earnings. Under Canadian GAAP, stock appreciation rights are measured using the intrinsic value method, based on the market price of the common shares at the end of each period, and changes in the intrinsic value of these awards are charged to earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

c)	Forward exchange contracts

Upon the adoption by the company of the CICA Handbook Section 3855 on September 1, 2007, the existing GAAP differences between Canadian GAAP and U.S. GAAP with respect to accounting for forward exchange contracts were eliminated (note 2). Under Canadian GAAP, prior to the adoption of Section 3855 on September 1, 2007, forward exchange contracts qualifying for hedge accounting were not recognized on the balance sheet and foreign exchange translation gains and losses on these contracts were only recognized as an adjustment of the revenue when the corresponding hedged sales were recorded. Under U.S. GAAP, the forward exchange contracts qualifying for hedge accounting are recorded at fair value in the balance sheet, and changes in their fair value are reported in comprehensive income. Upon the recognition of the hedged sales, accumulated changes in fair value are reclassified in the statements of earnings consistent with the accounting treatment required by Section 3855.

d)	Goodwill

Under U.S. GAAP, until the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the asset grouping in determining recoverability. The intangible assets tested for recoverability prior to the adoption of SFAS 142 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis, using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets.

Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

This created a permanent difference in the carrying value of goodwill under Canadian GAAP and U.S. GAAP.

e)	Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements or earnings. Under U.S. GAAP, tax credits that are refundable against income taxes otherwise payable are recorded in the income taxes. These tax credits amounted to $2,546,000, $6,639,000 and $3,692,000 for fiscal 2006, 2007 and 2008, respectively. This difference has no impact on the net earnings and the net earnings per share figures for the reporting years.

f)	Elimination of deficit by reduction of share capital

As at August 31, 2006, under Canadian GAAP, the company proceeded to eliminate its deficit against its share capital (note 12). However, under U.S. GAAP, such elimination is not permitted, which creates a permanent difference of $373,711,000 in the deficit and the share capital between the Canadian GAAP and U.S. GAAP figures. This difference has no impact on the total amount of the shareholders’ equity.

g)	New accounting standards and pronouncements

Adopted in fiscal 2006

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes ABP 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005, using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Adopted in fiscal 2007

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. The company adopted this new statement on September 1, 2006, and its adoption had no effect on its consolidated financial statements.

Adopted in fiscal 2008

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company adopted this interpretation on September 1, 2007, and its adoption had no impact on its consolidated financial statements. Upon the adoption of FIN 48, the company elected to classify interest and penalties in interest expense.

To be adopted after fiscal 2008

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. In February 2008, the FASB amended SFAS 157 to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and it will not elect to use the fair value option as of the date of adoption.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”, and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the accounting and reporting for business combination transactions and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact the adoption of SFAS 141(R) and SFAS 160 will have on its consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement no. 133”, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt this statement on September 1, 2009, and is currently evaluating the impact its adoption will have on its note disclosures related to derivative instruments and hedging activities.

In April 2008, the FASB issued the FASB staff position (FSP) FAS 142-3, “Determination of the Useful Lives of Intangible Assets”.  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The company will adopt this FSP on September 1, 2009, and is currently evaluating the impact its adoption will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. For non-governmental entities, the guidance in SFAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles” and will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The company is currently evaluating the impact the adoption of SFAS 162 will have on its consolidated financial statements.

20    Subsequent Events

On November 6, 2008, the Board of Directors of the company approved a renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,738,518 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid commences on November 10, 2008, and will end on November 9, 2009, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require the company to repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Electro-Optical Engineering Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On November 10, 2008, the Board of Directors of the company approved a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than CA$3.40 per share and not more than CA$3.90 per share, in increments of CA$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire on December 16, 2008, unless withdrawn, extended or varied by the company. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions.

Upon the approval of the Offer, the company suspended the normal course issuer bid referred to above, until 20 business days following the expiration of the Offer.

BOARD OF DIRECTORS

GERMAIN LAMONDE
Chairman of the Board, President and CEO,
EXFO Electro-Optical Engineering Inc.

Germain Lamonde, a company founder, has been President and Chief Executive Officer of EXFO since its inception in his apartment in 1985. Mr. Lamonde, who is responsible for the overall management and strategic direction of EXFO and its subsidiaries and divisions, has grown the company from the ground up into a global leader in the telecommunications test and measurement industry. As a majority shareholder of EXFO, Mr. Lamonde also acts as Chairman of the Board, ensuring excellence in corporate governance practices and alignment with shareholder interests. Mr. Lamonde has also served on the boards of several organizations such as the Canadian Institute for Photonic Innovations, the PÔLE QCA Economic Development Corporation and the National Optics Institute of Canada, to name a few. Germain Lamonde holds a bachelor’s degree in physics engineering from the University of Montreal’s School of Engineering (École Polytechnique), a master’s degree in optics from Université Laval in Quebec City, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario in London, Ontario.

GUY MARIER [1,2,3]
Corporate Director

Guy Marier has served as our Director since January 2004. Formerly President of Bell Québec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International’s investments and projects in Saudi Arabia and, for the three following years, served as President of Télébec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004. Mr. Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the Université du Québec à Montréal.

PIERRE-PAUL ALLARD
Area Vice-President, Sales,
Cisco Systems, Inc.

Pierre-Paul Allard is presently Area Vice-President, Sales for Cisco Systems Inc., where he has held several management positions over the years. Currently, he is responsible for sales and field operations of Cisco’s Global Enterprise Client segment, focusing on new market opportunities, accelerated revenue growth and increased customer satisfaction. Prior to joining Cisco, Mr. Allard worked for IBM Canada for 12 years. Mr. Allard was appointed a member of EXFO’s Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the U.S. Today, he is also an active philanthropist for the Institut de Cardiologie de Québec. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, by the Montreal Chamber of Commerce. In 2003, he received the Queen’s Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, School of Management. Pierre-Paul Allard holds a bachelor’s and master's degree in Business Administration from the University of Ottawa, School of Management, in Canada.

DR. DAVID A. THOMPSON [1,2]
Vice-President and Director, Hardware and
Equipment Technology, Corning Cable Systems

David A. Thompson has served as our Director since June 2000. Dr. David A. Thompson is currently Vice-President and Director of Hardware and Equipment Technology at Corning Cable Systems, where he has held this position since January 2006. Prior to this, he was Vice-President and Director of Hardware and Equipment Technology Strategy for Corning Cable Systems from January 2002 to December 2005. Dr. Thompson first joined Corning Incorporated in 1976 as a Senior Chemist in glass research. He then took on several technology directorships and strategic planning roles for Corning’s Component and Photonics Technologies Division between 1988 and 1998; and, in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro-Optics joint venture. His last position at Corning prior to transferring to Corning Cable Systems in January 2002 was Division Vice-President for the Strategic Planning and Innovation Effectiveness in Research, Development and Engineering. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan. He holds 18 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.

PIERRE MARCOUILLER [1,2]
Chairman of the Board and CEO,
Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., an industrial manufacturer specializing in rubber tracks, molded composites, thermoplastic components and off-road tracked vehicles. Prior to joining Camoplast, Mr. Marcouiller was President and General Manager of Venmar Ventilation Inc. (1988-1996), where he was the controlling shareholder from 1991 to 1996. Mr. Marcouiller is also a Director of Canam Group Inc., an industrial company specialized in the design and fabrication of construction products and solutions in the commercial, industrial, institutional, residential, and bridge and highway infrastructures markets. Mr. Marcouiller also holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor’s degree in business administration from the Université du Québec à Trois-Rivières and an MBA from the Université de Sherbrooke.

ANDRÉ TREMBLAY [1,2]
Founder and Managing Partner,
Trio Capital

André Tremblay is a Founder and Managing Partner of Trio Capital Inc., a private equity fund management company. He has more than 20 years’ experience in the telecommunications industry, having been actively involved in the conception, financing and management of several companies. As a special advisor to the President of Telesystem Ltd., and as President of Telesystem Enterprises Ltd. from 1992 to 1998, he managed a portfolio of telecommunication companies under control. For almost 10 years, he served as President and Chief Executive Officer of Microcell Telecommunications, a wireless network and service provider, which he led from its inception on through the different phases of its evolution. During that time, he has also provided early-stage financing, along with strategic advice and direction, for start-up technology firms. In 2005, he was appointed by Canada’s Industry Minister as member of the Telecommunications Policy Review Panel to make recommendations on how to modernize Canada’s telecommunication policies and regulatory framework. André Tremblay holds bachelor’s degrees in management and in accounting from Université Laval, a master’s degree in taxation from the Université de Sherbrooke, and is also a graduate of Harvard Business School’s Advanced Management Program.

1)	Audit Committee
2)	Human Resources Committee
3)	Independent Lead Director

Management and Corporate Officers

Germain Lamonde Chairman, President and Chief Executive Officer	Étienne Gagnon Vice-President, Telecom Product Management and Marketing
Stephen Bull Vice-President, Research and Development, Telecom Division	Luc Gagnon Vice-President, Telecom Manufacturing Operations and Customer Service
Jon Bradley Vice-President, Telecom Sales, International	Vivian Hudson Vice-President and General Manager, EXFO Service Assurance
Normand Durocher Vice-President, Human Resources	Pierre Plamondon, CA Vice-President, Finance and Chief Financial Officer
Allan Firhoj Vice-President and General Manager, Life Sciences and Industrial Division	Joe Sutherland Vice-President and General Manager, EXFO Navtel Product Group
Robert Fitts Vice-President, Corporate Development	Dana Yearian Vice-President, Telecom Sales, Americas
Benoît Ringuette General Counsel and Corporate Secretary

CORPORATE GOVERNANCE PRACTICES

Corporate governance practices have always been a priority at EXFO. The following policies and charters have been in force for several years now and are being reviewed on a regular basis and updated as the case may be: Ethics and Business Conduct Policy; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Board of Directors Corporate Governance Guidelines; Statement on Reporting Ethical Violations (“whistle-blowing”); Audit Committee Charter; Human Resources Committee Charter; Disclosure Guidelines; Securities Trading Policy; and Policy Regarding Hiring Employees and Former Employees of Independent Auditor. All these policies are readily available from EXFO’s website at www.EXFO.com, with the exception of our Disclosure Guidelines and Securities Trading Policy.

In addition to the above-mentioned policies, the Board of Directors and management continue to keep abreast of applicable Canadian and U.S. regulatory requirements.

The Audit Committee was also very active throughout the year, ensuring compliance with the regulations of the U.S. Securities and Exchange Commission and the Canadian Securities authorities with respect to i) disclosure controls and procedures; ii) internal control over financial reporting that apply to Canadian companies with shares registered in the U.S.

As achieving best practices in corporate governance is an ongoing process in an ever-changing context, this past year, the Board of Directors also reviewed procedures to monitor the effectiveness of the Board. The Board of Directors believes that EXFO’s corporate governance practices do comply with current regulatory requirements. As new guidelines come into effect, we will continue to comply with these requirements. Further details about our corporate governance practices, policies and guidelines are published in the Management Proxy Circular and on EXFO’s website.

Pursuant to the General By-Laws of the Corporation, the present Board members were elected at our last Annual Meeting of Shareholders, held on January 10, 2008, with the exception of Mr. Pierre-Paul Allard, who was appointed member of EXFO’s Board of Directors by resolution of the Board of Directors of the Corporation on September 4, 2008. Mr. Allard was appointed to the Corporation’s Board of Directors following the resignation of Mr. Michael Unger in June 2008.

RESPONSIBILITIES OF THE BOARD
The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management’s strategic plan on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of its committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2008, the Board met a total of eleven (11) times. Attendance was satisfactory, as all members attended all meetings except for Mr. Marcouiller, who was absent for four (4) meetings, Mr. Thompson, who was absent for two (2) meetings and Mr. Unger, who was absent for one (1) meeting.

Since January 2007, Mr. Guy Marier is the Independent Lead Director. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Independent Lead Director is required to hold as many Board of Directors meetings as necessary without management members present; additional meetings of independent Board members may also be held at any member's request.

As per its Human Resources Committee Charter (which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter), the Corporation also has a formal procedure in place for recruiting new Directors.

COMPOSITION OF THE BOARD
Our articles of incorporation provide for a Board of Directors with a minimum of three (3) and a maximum of twelve (12) Directors. Our Board presently consists of six (6) Directors, five (5) of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director’s ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a majority shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five (5) Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in the company, we believe that the interests of investors in EXFO, other than Mr. Lamonde’s, are fairly represented.

COMMITTEES OF THE BOARD
Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of independent Directors.

The following is a general description of the composition and general duties of each Board committee, as contained in its mandate as at fiscal year ended August 31, 2008.

AUDIT COMMITTEE
The Corporation’s Audit Committee Charter ensures full compliance with all applicable regulations. As such, the Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and external auditors and approves them prior to public release. The Audit Committee is also responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors’ independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. André Tremblay and Mr. David A. Thompson, who joined in April 2008. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2008, the Audit Committee met a total of four (4) times and attendance was satisfactory as all members attended all meetings, except for Mr. Marcouiller, who was absent for two (2) meetings and Mr. Unger, who was absent for one (1) meeting.

HUMAN RESOURCES COMMITTEE
The Corporation’s Human Resources Committee Charter, which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter, ensures full compliance with all applicable regulations.

In accordance with these charters, the Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO.

This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees.

The Committee is responsible for the review and approval of the employees who will receive restricted share units (RSUs) and stock options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Long-Term Incentive Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors, either in cash or in the form of deferred share units (DSUs) pursuant to the Deferred Share Unit Plan, is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson and Mr. André Tremblay. The Chair of the Human Resources Committee was Mr. Unger; following his resignation, Mr. Marier has been acting as such. During the fiscal year ended August 31, 2008, the Human Resources Committee met a total of four (4) times and attendance was satisfactory, as all members attended all meetings except for Mr. Marcouiller, who was absent for two (2) meetings, Mr. Thompson, who was absent for one (1) meeting and Mr. Unger, who was absent for one (1) meeting.

DISCLOSURE COMMITTEE
The Disclosure Committee is responsible for overseeing our disclosure practices, as per the Corporation’s Disclosure Guidelines, which ensure full compliance with all applicable regulations. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting, as well as General Counsel and Corporate Secretary.

During the year ended August 31, 2008, the Disclosure Committee ensured that the corporate governance policies adopted by the Board of Directors were made publicly available. This was done by posting the following documents on our website: Audit Committee Charter; Board of Directors Corporate Governance Guidelines; Code of Ethics for Our Principal Executive Officer and Senior Financial Officers; Ethics and Business Conduct Policy; Human Resources Committee Charter; Statement on Reporting Ethical Violations; and Policy Regarding Hiring Employees and Former Employees of Independent Auditor. The Disclosure Committee also ensured that a contact to the Independent Lead Director and the General Counsel was made available via our website.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK
The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO’s shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, the proxy circular, the Annual General Shareholders’ Meeting and investor presentations. EXFO receives and responds to all shareholders’ inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

SECURITIES TRADING POLICY
The Securities Policy is one of the necessary measures to prevent trading by persons in possession of material information. The Corporation’s Securities Policy ensures full compliance with applicable regulations.

OTHER FINANCIAL INFORMATION

The company provides a non-GAAP financial measure (EBITDA*) as supplemental information regarding the company’s operational performance. The company uses EBITDA for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to its competitors. This measure also helps management to plan and forecast future periods and to assist to make operational and strategic decisions. The company believes that providing this information to its investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand the company’s historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

Unaudited reconciliation of EBITDA to GAAP net earnings (loss)
(in thousands of US dollars, except as a percentage of sales)

Years ended August 31,	2008	2007	2006	2005	2004
GAAP net earnings (loss) for the year	$18,424	$42,275	$8,135	$(1,634)	$(8,424)
Add (deduct):
Amortization of property, plant and equipment	4,292	2,983	3,523	4,256	4,935
Amortization of intangible assets	3,871	2,864	4,394	4,836	5,080
Interest income	(4,639)	(4,717)	(3,253)	(2,524)	(1,438)
Income taxes	1,676	(20,825)	2,585	2,623	(986)
Extraordinary gain	(3,036)	–	–	–	–
EBITDA for the year **	20,588	22,580	15,834	7,557	(833)
EBITDA in percentage of sales **	11.2%	14.8%	12.0%	7.8%	(1.1	) %

*	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, and extraordinary gain.

**
EBITDA includes $4,241, or 2.8% of sales, for the recognition of previously unrecognized R&D tax credits and a government grant recovery in fiscal 2007, and $1,307, or 1.0% of sales, for a government grant recovery in fiscal 2006.

SHAREHOLDER INFORMATION

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol “EXF” and on the NASDAQ Global Market under the stock symbol “EXFO”.

ANNUAL GENERAL MEETING
The Annual General Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 14, 2009, 10 a.m., at the Hilton Toronto (Casson Meeting Room; Convention Level), 145 Richmond St. West, Toronto, Ontario.

TRANSFER AGENTS AND REGISTRARS

CANADA CIBC Mellon Trust Company 320 Bay Street Banking Hall Toronto (Ontario) M5H 4A6 CANADA Tel.: 1 416 643-5000	UNITED STATES Mellon Investor Services, LLC P.O. Box 358016 Pittsburgh, PA 15252-8016 USA Tel. (toll-free): 1 800 522-6645 Tel. (for hearing-impaired): 1 800 231-5469

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Place de la Cité, Tour Cominar
2640 Laurier Blvd., Suite 1700
Quebec City (Quebec) G1V 5C2 CANADA
Tel.: 1 418 522-7001

CONTACT INFORMATION

GENERAL ACCESS EXFO Electro-Optical Engineering Inc. 400 Godin Avenue Quebec City (Quebec) G1M 2K2 CANADA Tel.: 1 418 683-0211 E-mail: ir@EXFO.com	INVESTOR RELATIONS Vance Oliver Manager, Investor Relations Tel.: 1 418 683-0913, ext. 3733 E-mail: vance.oliver@EXFO.com

The Annual Report is available in English and in French, both in print and on our website at www.EXFO.com, at www.sedar.com in Canada and at www.sec.gov/edgar.shtml in the United States.

GLOSSARY

Access Network: Last link in a network between the customer premises and the first point of connection to the network infrastructure—a point of presence (PoP) on the edge of a metropolitan network or a central office (CO). Access networks have, up to now, consisted primarily of passive, twisted-pair copper wires, but there is a strong trend toward optical-fiber connections either directly or very close to the customer (fiber-to-the-curb).

Asymmetric Digital Subscriber Line (ADSL): Transmission technology that consists of modems attached to twisted-pair copper wiring that transmit from 1.5 Mbit/s to 8 Mbit/s downstream (to the subscriber) and up to 1.5 Mbit/s upstream, depending on line distance.

Bandwidth: Represents the amount of data that can be transmitted through a communications channel in a fixed amount of time. For digital devices, bandwidth is usually expressed in bits (or bytes) per second. For analog devices, it is expressed in cycles per second or in hertz (Hz). The greater the bandwidth, the greater the information-carrying capacity and the faster the speed.

Broadband: A transmission medium whose bandwidth capacity is sufficient to carry multiple voice, video or data channels simultaneously. Each channel is modulated to a different frequency bandwidth and occupies a different place on the transmission medium; the signals are then demodulated to their original frequency at the receiving end. 10Broad36 is the only Ethernet media type. All other Ethernet media types are considered basebands.

Circuit-Switched Network: A type of network in which a continuous link is established between a source and a receiver. Circuit-switching is used for voice and video to ensure that individual parts of a signal are received in the correct order by the destination site.

Dense Wavelength-Division Multiplexing (DWDM): A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels.

Digital Subscriber Line (DSL): The generic term that refers to the entire family of DSL technologies. DSL refers to digital modems placed at either end of a local loop. DSL bypasses the circuit-switched lines that make up that network and yields much faster data transmission rates than analog modem technologies.

Ethernet: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mbit/s.

Fiber-to-the-Curb (FTTC): Network in which fiber is installed typically within 1000 feet of the premises, leaving the curb-to-building section made out of twisted-pair copper cable.

Fiber-to-the-Home (FTTH): Network in which the deployment of fiber runs all the way from the central-office telephone switch to the subscriber’s premises or home.

Fiber-to-the-Node (FTTN): Network in which fiber is used for part, but not all, of the link from the fiber distribution hub to the end-user. An optical-to-electrical conversion takes place at an active device called a node, which typically serves a neighborhood or geographically similar area. Most current cable TV and telephony networks have FTTN architectures.

Fiber-to-the-x (FTTx): The x in fiber-to-the-x is a variable indicating the point at which the fiber in a network stops and copper (coaxial or twisted-pair) cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

Internet Protocol (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

Internet Protocol Television (IPTV): Delivers scheduled TV programs and video-on-demand (VOD) via the IP protocol and digital streaming techniques used to watch video on the Internet (instead of signals being delivered through traditional broadcast and cable formats). In order to receive and decode the images in real time, the user requires either an IPTV set-top box or a computer and software-based media player.

IP Multimedia Subsystem (IMS): An architectural framework for delivering multimedia services to both wireless and fixed line subscribers utilizing the Internet protocol (IP). The IMS architecture is access-independent and utilizes a horizontal control layer that isolates the access network from the service layer. Services need not have their own control functions, as the control layer is a common horizontal layer.

Packet: Bits grouped serially in a defined format, containing a command or data message sent over a network.

Polarization Mode Dispersion (PMD): Dispersion of light causing a delay between the two principle states of polarization propagating along a fiber or through a device due to the birefringence properties of the material.

Protocol: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

Quadruple-Play Services: Combine triple-play services (broadband Internet access, television and telephone) with wireless service provisions. Also see Triple-Play Services.

Synchronous Digital Hierarchy (SDH): A protocol for transmitting information over optical fiber.

Synchronous Optical Network (SONET): A protocol for backbone networks capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

Time-Division Multiplexing (TDM): Multiplexing technique which consists in transmitting independent signals divided into recurrent timeslots.

Triple-Play Services: Also known as bundled services. The ability of a telecommunications carrier to supply voice, data and video applications at once. A typical example of a triple-play proposal would include one or multiple phone lines, a high-speed Internet connection and television/video services (such as HDTV), all offered by the same provider.

Very-High-Data-Rate Digital Subscriber Line (VDSL): A developing technology that promises much higher data rates over relatively short distances (up to 52 Mbit/s over lines up to 1000 ft or 300 m in length). It is envisioned that VDSL may emerge somewhat after ADSL is widely deployed and coexist with it.

Voice-over-Internet-Protocol (VoIP): Refers to communications services— voice, facsimile and/or voice-messaging applications—that are transported via the Internet, rather than the public switched telephone network. In an Internet-based telephone call, the voice signals are converted to digital format and compressed/translated into IP packets for transmission over the Internet; the process is reversed at the receiving end.

WORLDWIDE OFFICES

EXFO CORPORATE HEADQUARTERS
AND OPTICAL BUSINESS UNIT
400 Godin Avenue
Quebec City (Quebec) G1M 2K2 CANADA
Tel.: 1 418 683-0211
Toll-free: 1 800 663-3936 (USA and Canada)
Fax: 1 418 683-2170

ACCESS BUSINESS UNIT
160 Drumlin Circle
Concord (Ontario) L4K 3E5 CANADA
Tel.: 1 905 738-3741
Fax: 1 905 738-3712

PROTOCOL BUSINESS UNIT
•   Navtel Product Group
160 Drumlin Circle
Concord (Ontario) L4K 3E5 CANADA
Tel.: 1 905 738-3741
Fax: 1 905 738-3712

•   Transport and Datacom
2650 Marie-Curie Avenue West
St-Laurent (Quebec) H4S 2C3 CANADA
Tel.: 1 514 856-2222
Toll-free: 1 888 972-7666 (USA and Canada)
Fax: 1 514 856-2232

•   EXFO Service Assurance
285 Mill Road
Chelmsford, MA 01824 USA
Tel.: 1 978 367-5600
Toll-free: 1 888 274 9638 (USA and Canada)
Fax: 1 978 367-5700

EXFO PHOTONIC SOLUTIONS INC.
2260 Argentia Road
Mississauga (Ontario) L5N 6H7 CANADA
Tel.: 1 905 821-2600
Fax: 1 905 821-2055

EXFO AMERICA
3701 Plano Parkway, Suite 160
Plano, TX 75075 USA
Tel.: 1 972 907-1505
Toll-free: 1 800 663-3936 (USA and Canada)
Fax: 1 972 836-0164

EXFO EUROPE
Omega Enterprise Park, Electron Way
Chandlers Ford, Eastleigh, Hampshire S053 4SE UK
Tel.: +44 2380 246810
Fax: +44 2380 246801

EXFO INDIA
701, Cerebrum IT Park, Wadgaon Sheri
Pune 411006 INDIA
Tel.: +91 20 4018 6613

EXFO ASIA-PACIFIC
151 Chin Swee Road, #03-29
Manhattan House SINGAPORE 169876
Tel.: +65 6333 8241
Fax: +65 6333 8242

EXFO CHINA
•   Manufacturing Facilities
Hua Chuang Da Industrial Park
Building D, 2/F, Hangcheng Blvd,
Gushu, Xixiang, Shenzhen 51126 P. R. CHINA

•   Sales Office—Shenzhen
No. 88 Fuhua First Road
Central Tower, Room 801
Futian District
Shenzhen 518048 P. R. CHINA
Tel.: +86 (755) 8203 2300
Fax: +86 (755) 8203 2306

•   Sales Office—Beijing
Beijing New Century Hotel Office Tower
Room 1754-1755
No. 6 Southern Capital Gym Road
Beijing 100044 P. R. CHINA
Tel.: +86 (10) 6849 2738
Fax: +86 (10) 6849 2662

www.EXFO.com                                                                                                          EXFO
                          EXPERTISE REACHING OUT

© 2008 EXFO Electro-0ptical Engineering Inc. All rights reserved. Printed in Canada.